LEGAL*45286474.2 Annual Information Form for the Year Ended December 31, 2021 March 31, 2022

2 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Table of Contents CORPORATE STRUCTURE ............................................................................................................................................. 8 GENERAL DEVELOPMENT OF THE BUSINESS ................................................................................................................. 9 Developments – Mines and Projects .............................................................................................................................. 9 Developments – Financial ............................................................................................................................................. 10 DESCRIPTION OF THE BUSINESS ................................................................................................................................. 11 Principal Products ......................................................................................................................................................... 12 Specialized Skills and Knowledge .................................................................................................................................. 12 Competitive Conditions ................................................................................................................................................ 12 Operations .................................................................................................................................................................... 12 Technical Information ................................................................................................................................................... 14 Summary of Mineral Reserves and Mineral Resources ................................................................................................ 15 MINERAL PROPERTIES ............................................................................................................................................... 20 Rainy River Mine, Canada ............................................................................................................................................. 20 New Afton Mine, Canada .............................................................................................................................................. 27 Cerro San Pedro Mine, Mexico ..................................................................................................................................... 33 RISK FACTORS ............................................................................................................................................................ 34 NOTES ....................................................................................................................................................................... 58 DIVIDENDS ................................................................................................................................................................ 59 DESCRIPTION OF CAPITAL STRUCTURE ....................................................................................................................... 59 MARKET FOR SECURITIES ........................................................................................................................................... 61 DIRECTORS AND OFFICERS ......................................................................................................................................... 61 LEGAL PROCEEDINGS AND REGULATORY ACTIONS ..................................................................................................... 70 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS .................................................................. 70 TRANSFER AGENT AND REGISTRAR ............................................................................................................................ 70 MATERIAL CONTRACTS .............................................................................................................................................. 70 TECHNICAL REPORTS ................................................................................................................................................. 71 SCHEDULE A AUDIT COMMITTEE CHARTER ............................................................................................................... A-1 SCHEDULE B DEFINITIONS .......................................................................................................................................... B-1 SCHEDULE C ABBREVIATIONS AND MEASUREMENT CONVERSION ........................................................................... C-1 SCHEDULE D EXCHANGE RATE AND METAL PRICE INFORMATION ............................................................................ D-1

3 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021 All information in this annual information form (“Annual Information Form”) is as at December 31, 2021 unless otherwise indicated. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Certain information contained in this Annual Information Form, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Annual Information Form, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual Information Form include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include, among others, statements with respect to: guidance for production, operating expenses per gold equivalent ounce sold, total cash costs per equivalent ounce, all-in sustaining costs per equivalent ounce and sustaining and growth capital expenditures, and the factors contributing to those expected results; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company’s operations; planned activities and timing for 2022 and future years at the Rainy River Mine (as defined below) and New Afton Mine (as defined below), including planned development and exploration activities and related expenses; anticipated compliance with the framework and guidance issued by the TCFD (as defined herein); expectations regarding the management and mitigation of risk factors and the possible impacts on the Company; expected permitting and development activities for the New Afton C-Zone; and expected production, costs, economics, grade and other operating parameters of the Rainy River Mine and the New Afton Mine. All forward-looking statements in this Annual Information Form are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Annual Information Form, New Gold’s annual and quarterly management’s discussion and analysis (“MD&A”) and its Technical Reports (as defined below) filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). In addition to assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual Information Form are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) the results of the life of mine plans for the Rainy

4 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD River Mine and the New Afton Mine described herein being realized; (10) there being no significant disruptions to the Company’s workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation due to cross-border travel, exposure to a case of COVID-19 or any other reason) or otherwise; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine and Rainy River Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the

5 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this Annual Information Form. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws. A significant portion of the historical financial information in this Annual Information Form is derived from New Gold’s audited consolidated financial statements for the year ended December 31, 2021 (a copy of which is available under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov)). Readers should refer to such financial statements for additional information. CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES Disclosure regarding our mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Information Form, was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Annual Information Form will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. NON-GAAP MEASURES Total Cash Costs per Gold Equivalent Ounce “Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows

6 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD investors to better evaluate corporate performance and the Company’s ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS. Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold. In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations. Further details regarding historical cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Sustaining Capital and Sustaining Lease “Sustaining capital” and “sustaining lease” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines “sustaining capital” as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a “sustaining lease” is a lease payment that is sustaining in nature. To determine “sustaining capital” expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses “sustaining capital” and “sustaining lease” to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Further details regarding sustaining capital and sustaining lease and reconciliations to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Growth Capital "Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash

7 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses “growth capital” to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details regarding growth capital and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). All-in Sustaining Costs per Gold Equivalent Ounce “All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates “all-in sustaining costs per gold equivalent ounce” based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that “all-in sustaining costs per gold equivalent ounce” provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses “all-in sustaining costs”, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance. “All-in sustaining costs per gold equivalent ounce” is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. New Gold defines “all-in sustaining costs per gold equivalent ounce” as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The table “Sustaining Capital Expenditures Reconciliation” in the MD&A reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non- sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and

8 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD divestitures, and any items that are deducted for the purposes of adjusted earnings. Further details regarding all in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION All dollar amounts referenced in this Annual Information Form are in United States dollars unless otherwise indicated. Canadian dollars are referred to as “Canadian dollars” or “C$”. See Schedule D of this Annual Information Form for applicable exchange rate information. TECHNICAL INFORMATION The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information in this Annual Information Form has been reviewed and approved by Mr. Eric Vinet, Senior Vice President, Operations for the Company. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101. To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company. The estimates of Mineral Reserves and Mineral Resources discussed in this Annual Information Form may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties. See “Technical Reports” on page 67. ADDITIONAL INFORMATION Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, may be found in the management information circular of the Company for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the three months and year ended December 31, 2021. These documents and other information about the Company are also available under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). CORPORATE STRUCTURE The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc. Effective January 1, 2012, New Gold amalgamated with its wholly owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures

9 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Corp. Effective October 1, 2014, New Gold amalgamated with its wholly owned subsidiaries Rainy River Resources Ltd. (“RRRL”) and 0608457 B.C. Ltd. On January 1, 2016, New Gold amalgamated with its wholly owned subsidiaries Peak Gold Ltd. and New Gold Bayfield Corp. Following each such amalgamation, the amalgamated company continued as New Gold Inc. The registered office of the Company is Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its head office is at Suite 3320, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3. As at the date of this Annual Information Form, the Company does not have any material subsidiaries. The Rainy River Mine and New Afton Mine are held by New Gold Inc. In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and its subsidiaries. GENERAL DEVELOPMENT OF THE BUSINESS New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold currently has the following mines which are described in greater detail in the “Mineral Properties” section of this Annual Information Form: • 100% interest in the Rainy River gold mine in Ontario, Canada (“Rainy River Mine”) • 100% interest in the New Afton copper-gold mine British Columbia, Canada (“New Afton Mine”) The Company also holds a 100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosí, Mexico (“Cerro San Pedro Mine”), which transitioned to reclamation in December 2018. New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980. The Company’s current structure arose through two accretive business combinations in mid-2008 and mid-2009. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner. DEVELOPMENTS – MINES AND PROJECTS Rainy River Mine On February 13, 2020, the Company announced completion of a new life of mine plan for the Rainy River Mine. Taking into account cost and productivity information obtained since the start of commercial production, the new open pit mine plan is based on a smaller pit, giving a significant reduction in total waste mined and a strip ratio (including overburden) of 2.53:1. For underground mining, individual zones were re-evaluated and only those making a positive economic 100% 100% New Gold Inc. (BC Canada) New Afton Mine (BC Canada) Rainy River Mine (ON Canada)

10 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD contribution were included in the mine plan. The smaller pit and reduced underground development results in a shorter mine life, extending to 2028, but also lowers capital requirements to increase expected free cash-flow over the life of mine. On February 23, 2022, the Company announced that consolidated gold Mineral Reserves increased by approximately 126,000 gold ounces compared to the prior year. The increase was primarily due to an economic study at the Mineral Reserve gold price of $1,400 per ounce, that supports the conversion of an additional 569,000 gold ounces of underground Mineral Resources to Mineral Reserves at the Rainy River Mine. See “Rainy River Mine, Canada – Mining Operations” on page 24 and “Technical Reports” on page 67. New Afton Mine In January 2019, the Company announced it would launch an internally funded development program for the C-Zone at the New Afton Mine. On February 13, 2020, the Company announced completion of a new life of mine plan for the New Afton Mine that, among other things, provided further definition of the C-Zone, integrating the B3 and C-Zone into the mine plan and extending mine life to 2030. Geotechnical studies were conducted with the objective of enhancing the mine plan and subsidence control. The plan includes ‘thickened and amended tailings’ (“TAT”) to increase tailings stability. See “New Afton Mine, Canada – Mining Operations” on page 30 and “Technical Reports” on page 67. On February 24, 2020, the Company entered into a strategic partnership through a purchase agreement (the “New Afton PA”) with 2742150 Ontario Limited, an affiliate of the Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the New Afton PA, Ontario Teachers’ has agreed to acquire a 46.0% free cash flow interest in the New Afton Mine with an option (the “JV Interest Option”) to convert the interest into a 46.0% joint venture interest in four years from the closing of the transaction, or have their interest remain as a free cash flow interest at a reduced rate of 42.5% (the “New Afton Transaction”). New Gold received upfront cash proceeds of $300 million upon closing of the New Afton Transaction. The JV Interest Option will be exercisable during a 60-day period immediately after the fourth anniversary of the effective date of the transaction. In addition, the New Afton PA gives the Company an overriding buyback option to re-acquire 100% of the New Afton Mine during the JV Interest Option exercise period whether or not Ontario Teachers exercises the JV Interest Option. The New Afton Transaction agreements set out certain governance rights and protections for Ontario Teachers’ in relation to the operation of New Afton, including establishment of an advisory committee to assist with operation and budgetary decisions. However, the Company retains operating control over New Afton while Ontario Teachers holds the free cash flow interest, including during development of the C-Zone as the mine transitions to expand its operating mine life. The New Afton Transaction closed on March 31, 2020. Blackwater Project On June 9, 2020, the Company announced the divestment of the Blackwater Project to Artemis Gold Inc. (“Artemis Gold”) for total cash consideration of C$190 million (comprised of an initial cash payment of C$140 million and C$50 million in cash payable one year after closing), 7,407,407 Artemis Gold common shares (valued at C$34.4 million the closing date) and a gold stream on 8% of gold produced from the Blackwater Project, reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold (the “Gold Stream”). The transaction closed on August 21, 2020. On December 13, 2021, the Company announced the sale of the Gold Stream to Wheaton Precious Metals Corp. for US$300 million, a transaction which closed on December 22, 2021. DEVELOPMENTS – FINANCIAL Credit Facility The Company has a $400 million revolving secured credit facility with a syndicate of banks led by The Bank of Nova Scotia and RBC Capital Markets, which matures in December 2025 (the “Credit Facility”). The Credit Facility was originally entered into in August 2014 and was most recently amended and restated on December 22, 2021.

11 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Senior Notes On July 24, 2020, New Gold announced that it had closed an offering of $400 million aggregate principal amount of 7.50% Senior Notes due 2027. The Company used the net proceeds from the offering, together with cash on hand, to fund the redemption of all of its then outstanding $400 million 6.25% Senior Notes due 2022 on July 10, 2020. The Company repurchased for cancellation $100 million of the 6.25% Senior Notes due in 2022 in September and October 2019. On December 24, 2020, the Company completed the partial redemption of $200 million aggregate principal amount of its outstanding 6.375% Senior Notes due 2025. Gold and Copper Hedging In December 2018, New Gold purchased put options with a strike price of $1,230 per ounce covering 192,000 ounces of gold and simultaneously sold call options with a strike price of $1,300 per ounce covering 192,000 ounces of gold. These contracts covered 16,000 ounces of gold per month for 2019. In May 2019, New Gold purchased put options with a strike price of $1,300 per ounce covering 72,000 ounces of gold and simultaneously sold call options with a strike price of $1,355 per ounce covering 72,000 ounces of gold. These contracts covered 12,000 ounces of gold per month between January 2020 and June 2020. In June 2019, New Gold purchased put options with a strike price of $1,300 per ounce covering 96,000 ounces of gold and simultaneously sold call options with a strike price of $1,415 per ounce covering 96,000 ounces of gold. These contracts covered 16,000 ounces of gold per month between July 2020 and December 2020. In December 2018, New Gold purchased put options with a strike price of $2.50 per pound covering 21,600 tonnes of the Company’s copper 2019 production and simultaneously sold call options with a strike price of $3.00 per ounce covering 21,600 tonnes of its 2019 production. In January 2021, the Company purchased copper put options with a floor of $3.10 per pound, covering 1,700 tonnes per month (approximately 65% of anticipated production), over the period from April 2021 to September 2021, while maintaining full exposure to higher copper prices. Equity Offerings On August 8, 2019, New Gold announced that it had entered into an agreement with a syndicate of underwriters pursuant to which they agreed to purchase, on a bought deal basis, 93,750,000 of the Company’s common shares (“Common Shares”) at a price of $1.60 per share (the “Offering”), for net proceeds to New Gold of approximately $107 million (gross proceeds of C$150 million less equity issuance costs). The Offering closed on August 30, 2019. DESCRIPTION OF THE BUSINESS The Company’s principal operating assets consist of the Rainy River Mine and New Afton Mine, both of which are in Canada. For purposes of NI 43-101, the Company considers the Rainy River Mine and the New Afton Mine to be its material properties. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

12 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Refer to the Company’s MD&A for the year ended December 31, 2021, available under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), for a detailed description of the Company’s business, including each of its operating segments. PRINCIPAL PRODUCTS The Company’s principal products are gold and copper, which generally require refining or smelting to become marketable metal. With respect to Rainy River, the Company uses the services of refiners to refine gold doré. The refined gold is sold to bullion banks or gold trading counterparties at market prices, though in some cases the Company sells doré to such banks and counterparties with delivery to the refinery. The New Afton Mine produces copper concentrate, which is sold to various smelters or concentrate marketing firms. The Company has also entered into financial instruments, such as option or swap contracts, for the purpose of hedging gold and copper prices – see “Developments – Financial” on page 10. There are worldwide gold and copper markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold and copper that it produces. Further, due to the availability of alternative refineries, smelters and concentrate marketing firms, the Company is not dependent on the services on any one refiner, smelter or concentrate marketing firm. SPECIALIZED SKILLS AND KNOWLEDGE All aspects of New Gold’s business require specialized skills and knowledge. Such required areas of specialized skills and knowledge include geology, drilling, Mineral Resource estimation, mine planning and Mineral Reserve estimation, metallurgy, engineering, construction, technology, maintenance skills, capital management, community and public relations, regulatory compliance, legal and accounting. COMPETITIVE CONDITIONS The precious and base mineral exploration and mining business is competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire mineral properties in the future will depend on its ability to develop its present properties, and on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration. OPERATIONS Mineral Reserves and Mineral Resources The Company has the following Mineral Reserves and Mineral Resources: gold and silver at the Rainy River Mine; and gold, copper and silver at the New Afton Mine. See “Summary of Mineral Reserves and Mineral Resources” on page 15. Foreign Operations The Company currently owns 100% of the Cerro San Pedro Mine in Mexico, which completed active mining in June 2016 and transitioned to reclamation in December 2018. Operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to environmental legislation, land use, water use, and land claims of local people. The impact of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations” on page 54.

13 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Employees As at December 31, 2021, the Company had the following employees: Location Employees Corporate Office 36 Rainy River Mine 814 New Afton Mine 642 Cerro San Pedro Mine(1) 73 Total 1,566 (1) As at December 31, 2021, 33 employees at the Cerro San Pedro Mine belonged to a union. Environmental Protection and Sustainability Practices New Gold is committed to excellence in sustainability. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing environmental, social and governance issues facing the Company and the mining industry. New Gold’s policies and practices are guided by the principles of the United Nations Global Compact with reference to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols which form part of the New Gold Environmental Management Standards and Community Engagement and Development Management Standards. In addition to adhering to MAC’s Towards Sustainable Mining protocols, the Company also adheres to those of the Canadian Dam Association, effectively bringing the Company in line in large part with the Global Tailings Standard. The Company’s Independent Tailings Review Board (“ITRB”), which is comprised of four independent experts, provides input with respect to tailings management at New Gold’s operations and projects in Canada. The ITRB meets at least twice per year to review information about tailings management practices at each site. New Gold’s sustainability objectives include promoting and protecting the health and welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and supported to realize their full potential. New Gold believes that people are its most valuable assets and strives to create a culture of diversity and inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and respect in worker-to-worker relationships. The Company strives to be an employer of choice through the provision of competitive wages and benefits, the implementation of policies that recognize and reward employee performance, and promotion from within wherever possible. The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. Prior to commencing significant construction activities, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, it promotes the efficient use of raw materials and resources, works to minimize environmental impacts and maintains robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land use determined through consultation with regulatory authorities and local communities.

14 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD As part of following through on its commitment to preserve the long-the health and viability of the natural environment, the Company is taking steps to follow the framework developed by the Task Force on Climate-Related Financial Disclosure (“TCFD”) as well as the proposed version of National Instrument 51-107 – Disclosure of Climate-related Matters published by the Canadian Securities Administrators premised on the framework. The Company intends to comply with the framework and guidance issued by the TCFD. The Company has also set and publicly disclosed a corporate target of 30% reduction in greenhouse gas emissions by 2030 using 2020 as a baseline. In following the TCFD’s guidance on risk management and integration, in 2021, the Company hosted educational workshops and undertook a climate risk assessment using scenario analysis. The goal of such assessment was to explore and identify physical and transitional risks associated with different climate scenarios, consider opportunities to reduce risk through climate mitigation and adaptation, and identify areas for additional investigation and analysis. New Gold is committed to establishing relationships with host communities based on mutual benefit and active engagement with these communities to contribute to their sustainability. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for, traditional values, customs and culture and takes meaningful action to consider the interests of Indigenous peoples. New Gold aims to foster open communication with local residents and community leaders so that issues can be resolved collaboratively. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, it can engage in a meaningful and sustainable development process. The Company’s mining, exploration and development activities are subject to various federal, provincial, state, county and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Management estimates the reclamation and closure cost obligations for all of its properties is $160.2 million as at December 31, 2021. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2021. As at December 31, 2021, the Company had posted surety bonds totaling $134.4 million and letters of credit totally $24.1 million, representing security in the aggregate amount of $158.5 million to address these liabilities. TECHNICAL INFORMATION CIM Standards Definitions New Gold’s estimates of Mineral Reserves and Mineral Resources have been calculated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Technical Terms and Abbreviations Unless otherwise defined, technical terms used in this Annual Information Form are set out in Schedule B and abbreviation terms used are defined in Schedule C newgold

SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES

A summary of New Gold's Mineral Reserve and Mineral Resource estimates as at December 31, 2021 are presented in the following table.

Mineral Reserves and Mineral Resources Summary	As at December 31, 2021[(ii)]			As at December 31, 2020		
Proven and Probable Mineral Reserves [(i)]	Gold	Silver	Copper Mlbs	Gold	Silver	Copper Mlbs
Rainy River	**2,799**	**7,022**	**—**	**2,598**	**7,152**	—
Open Pit	1,230	2,170	—	1,599	3,518	—
Underground	1,241	3,084	—	672	1,795	—
Low grade and stockpile	328	1,768	—	327	1,839	—
New Afton	**883**	**2,327**	**675**	958	**2,670**	**758**
Total Proven and Probable Reserves	**3,682**	**9,349**	**675**	**3,556**	**9,822**	**758**
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) [(i)]						
Rainy River	**1,543**	**3,894**	**—**	**2,005**	**5,125**	—
Open Pit	195	380	—	187	562	—
Underground	1,348	3,422	—	1,818	4,563	—
New Afton	**1,174**	**4,187**	**1,006**	**1,182**	**4,246**	**1,003**
Total Measured and Indicated Mineral	**2,717**	**8,081**	**1,006**	**3,187**	**9,371**	**1,003**
Total Inferred Mineral Resources	**387**	**831**	**137**	412	917	143

i. *Refer to the detailed Mineral Reserve and Mineral Resource tables as at December 31, 2021 that follow in this Annual Information Form.*
ii. *The Mineral Reserves and Mineral Resources stated above are as at December 31, 2021 and do not reflect any events subsequent to that date.*

Consolidated gold Mineral Reserves increased by approximately 126,000 gold ounces compared to the prior year. The increase was primarily due to an economic study at the Mineral Reserve gold price of $1,400 per ounce, on mining the Rainy River Mine's underground Mineral Resources that supports the conversion of additional underground Mineral Resources to Mineral Reserves. A NI 43-101 Technical Report for the Rainy River Mine is being filed concurrently with this Annual Information Form.

- At the Rainy River Mine, total Mineral Reserves increased by approximately 201,000 gold ounces over the prior year due to converting approximately 569,000 underground gold ounces from Mineral Resources to Mineral Reserves, partially offset by open pit mine depletion.

- Open pit reserve depletion included approximately 262,000 ounces from annual mine depletion, approximately 45,000 ounces related to a resource mineability adjustment and approximately 34,000 ounces due to grade control model underperformance compared to the resource model (both primarily related to East Lobe), and approximately 28,000 ounces related to an 85% correction factor applied to the remaining ore material from the East Lobe. The correction factor applied was based on a bench to bench reconciliation study. The East Lobe is expected to be mined out by the end of 2023.

15 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD

16 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD • At the New Afton Mine, Mineral Reserves decreased by approximately 75,000 gold ounces over the prior year due to 69,000 gold ounces of annual mine depletion and 6,000 ounces from mine plan optimization. Consolidated Measured and Indicated Mineral Resources decreased by approximately 470,000 gold ounces, with Rainy River decreasing by 462,000 gold ounces due to conversion of underground Mineral Resources to Mineral Reserves and New Afton decreasing by approximately 8,000 gold ounces due to conversion of C-Zone Mineral Resources to Mineral Reserves. Consolidated Inferred Mineral Resources decreased by approximately 25,000 gold ounces to 387,000 gold ounces. Mineral Reserves New Gold’s Mineral Reserve estimates as at December 31, 2021 are presented in the following table.

newgold

		Metal grade				Contained Metal	
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing reserves							
Open Pit							
Proven	9,486	1.26	2.2	—	385	657	—
Probable	21,861	1.20	2.2	—	845	1,513	—
Open Pit P&P (direct proc.)	31,347	1.22	2.2	—	1,230	2,170	—
Stockpile DPO							
Proven	1,247	0.65	2.5	—	26	98	—
Probable	—	—	—	—	—	—	—
Total Stockpile	1,247	0.65	2.5	—	26	98	—
Low grade reserves							
Open Pit							
Proven	2,982	0.36	1.7	—	34	164	—
Probable	9,426	0.36	1.9	—	108	588	—
Open Pit P&P (low grade)	12,408	0.36	1.9	—	142	752	—
Stockpile							
Proven	12,561	0.39	2.3	—	159	918	—
Probable	—	—	—	—	—	—	—
Open Pit P&P (stockpile)	12,561	0.39	2.3	—	159	918	—
Open Pit P&P (Direct proc. & Low grade)	**57,563**	**0.84**	**2.1**	—	**1,558**	**3,938**	**—**
Underground							
Proven	—	—	—	—	—	—	—
Probable	12,657	3.05	7.6	—	1,241	3,084	—
Underground P&P (direct proc.)	12,657	3.05	7.6	—	1,241	3,084	—
Combined Direct proc. & Low grade							
Proven	26,276	0.72	2.2	—	605	1,837	—
Probable	43,944	1.55	3.7	—	2,194	5,185	—
Total Rainy River P&P	**70,220**	**1.24**	**3.1**	**—**	**2,799**	**7,022**	**—**
NEW AFTON							
A&B Zones							
Proven	—	—	-	—	—	—	—
Probable	2,961	0.59	2.8	0.73	56	267	48
B3 Zone							
Proven	—	—	-	-	—	—	—
Probable	8,801	0.63	1.4	0.74	178	394	143
C-Zone							
Proven	—	—	—	—	—	—	—
Probable	29,512	0.68	1.8	0.75	649	1,666	485
Total New Afton P&P	**41,274**	**0.67**	**1.8**	**0.74**	**883**	**2,327**	**675**
TOTAL PROVEN & PROBABLE RESERVES					**3,682**	**9,349**	**675**

17 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD

newgold

Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves)

Mineral Resource estimates as at December 31, 2021 (exclusive of Mineral Reserves) are presented in the following tables:

		Metal grade			Contained metal		
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing resources							
Open Pit							
Measured	570	1.61	3.0	—	30	55	—
Indicated	3,131	1.48	3.2	—	149	325	—
Open Pit M&I (direct proc.)	3,701	1.50	3.2	—	179	380	—
Underground							
Measured	—	—	—	—	—	—	—
Indicated	14,014	2.99	7.6	—	1,348	3,422	—
Underground M&I (direct proc.)	14,014	2.99	7.6	—	1,348	3,422	—
Low grade resources							
Open Pit							
Measured	192	0.34	2.0	—	2	12	—
Indicated	1,268	0.34	1.9	—	14	80	—
Open Pit M&I (low grade)	1,460	0.34	2.0	—	16	92	—
Combined M&I							
Measured	762	1.29	2.7	—	32	67	—
Indicated	18,413	2.55	6.5	—	1,511	3,827	—
Total Rainy River M&I	**19,175**	**2.50**	**6.3**	**—**	**1,543**	**3,894**	**—**
NEW AFTON							
A&B Zones							
Measured	21,426	0.52	1.2	0.72	361	848	338
Indicated	10,387	0.34	2.8	0.55	114	932	127
A&B Zone M&I	31,812	0.46	1.7	0.66	475	1780	465
C-Zone							
Measured	4,227	0.87	2.2	1.09	118	297	102
Indicated	2,387	1.23	3.2	1.57	94	245	83
C-zone M&I	6,614	1.00	2.6	1.27	212	542	185
HW Lens							
Measured	—	—	—	—	—	—	—
Indicated	11,450	0.51	2.0	0.44	186	740	110
HW Lens M&I	11,450	0.51	2.0	0.44	186	740	110
D Zone							
Measured	1,470	0.8	1.9	0.81	38	91	26
Indicated	5,875	0.7	1.9	0.79	131	363	102
D Zone M&I	7,345	0.72	1.9	0.79	169	454	128
Eastern Extension							
Measured	403	0.48	1.8	0.57	6	23	5
Indicated	7,276	0.54	2.8	0.71	126	648	113
Eastern Extensions M&I	7,679	0.53	2.7	0.70	132	671	118
Combined M&I							
Measured	27,526	0.59	1.4	0.78	523	1,259	471
Indicated	37,375	0.53	2.4	0.65	651	2,928	535
Total New Afton M&I	**64,900**	**0.55**	**2.0**	**0.70**	**1,174**	**4,187**	**1,006**
TOTAL MEASURED & INDICATED RESOURCES					**2,711**	**8,068**	**1,006**

18 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD

19 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Inferred Mineral Resources Metal grade Contained metal Tonnes 000s Gold g/t Silver g/t Copper % Gold Koz Silver Koz Copper Mlbs RAINY RIVER Direct processing Open Pit 481 0.98 2.5 — 15 38 — Underground 1,593 3.30 2.7 — 169 141 — Total Direct Processing 2,074 2.76 2.7 — 184 179 — Low grade resources Open Pit 404 0.35 1.3 — 5 17 — Rainy River Inferred 2,478 2.37 2.5 — 189 196 — NEW AFTON A&B Zones 6,773 0.38 1.4 0.35 84 296 52 C-Zone 1,438 0.50 0.8 0.19 23 35 6 HW Lens 3 0.49 0.6 0.19 — — — D Zone 4,685 0.32 1.3 0.52 48 197 53 Eastern Extension 3,402 0.40 1.0 0.35 43 107 26 New Afton Inferred 16,301 0.38 1.2 0.38 198 635 137 TOTAL INFERRED 387 831 137 Notes to Mineral Reserve and Resource Estimates 1. New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101. 2. All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective December 31, 2021 and do not reflect any events subsequent to that date. 3. New Gold’s year-end 2021 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (“FX”) rate criteria: 4. Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table: Mineral Reserves $1,400 $19.00 $3.25 $1.25 Mineral Resources $1,500 $21.00 $3.50 $1.25 Rainy River O/P direct processing: 0.46 – 0.49 g/t AuEq 0.44 – 0.45 g/t AuEq O/P low grade material: 0.30 g/t AuEq 0.30 g/t AuEq U/G direct processing: U/G with LGO Stockpile processing: Intrepid Zone: 1.93 g/t AuEq ODM Main Zones: 2.25 g/t AuEq ODM Main Zones: 1.74 g/t AuEq 1.70 g/t AuEq 1.70 g/t AuEq New Afton A&B Zones: USD$ 10.00/t All Resources: 0.40% CuEq B3 Block & C-Zone: USD$ 24.00/t Copper FX Silver Gold Mineral Resources Mineral Reserves Mineral Property

20 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD 5. New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding. 6. Mineral Resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). 7. Rainy River Mine: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River Mine are reported according to the following criteria: Underground Mineral Reserves are reported peripheral to and/or below the open pit Mineral Reserve pit shell, which has been designed and optimized based on a $1,400/oz gold price. Open pit and underground Mineral Resources are reported based on a $1,500/oz gold price. Open pit Mineral Resources are reported from within an open pit resource shell that extends to a depth of approximately 340 meters from surface. Open pit Mineral Resources exclude material reported as underground Mineral Reserves. New Afton Mine: C-Zone resources reported at December 31, 2021, have been further subdivided under C-Zone, D-Zone and Eastern Extension based upon geological model refinement and location within the New Afton deposit. 8. The preparation of New Gold's consolidated statement and estimation of Mineral Reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s consolidated statement and estimation of Mineral Resources has been completed under the oversight and review of Mr. Michele Della Libera, Director of Exploration for the Company. Mr. Della Libera is a Professional Geoscientists and member of the Association of Professional Geoscientist of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101. MINERAL PROPERTIES RAINY RIVER MINE, CANADA Project Description, Location, Access and Other Information The Rainy River Mine is located in the southern half of Richardson Township, approximately 50 kilometres northwest of Fort Frances in northwestern Ontario, Canada. Regional population centres Kenora and Thunder Bay lie 162 kilometres to the north and 418 kilometres to the east, respectively. Access to the mine area is via secondary all-weather roads branching off Trans-Canada Highway 11/71. An east-west rail line is located 21 kilometres to the south, populated by a number of small towns and villages. Temperature extremes generally range from 35 degrees Celsius to minus 40 degrees

21 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Celsius. Annual precipitation averages approximately 60 centimetres rainfall and 150 centimetres snowfall. Mining activities are conducted year-round. Terrain in the vicinity of the Rainy River Mine is dominated by a distinct northwest to southeast divide known as the Rainy Lake-Lake of the Woods Moraine. Topography is relatively gentle, with relief ranging from zero southwest of the divide to up to 90 metres northeast of the divide. In areas of low relief, bedrock typically is overlain by glacial till, thick silts and clays and, in poorly drained areas, by thick peat. The Rainy River Mine occupies approximately 6,140 hectares, comprising 100 patented mining rights and surface rights claims (including 9 leasehold interest mining rights and/or surface rights claims). In addition, the Company has a land package of approximately 30,584 hectares surrounding the mine site, including patented mining rights and/or, surface rights and unpatented claims. All unpatented claims are in good standing and assessment work credits are sufficient to maintain that standing for several years. All mineral tenures are held in the name of New Gold. A portion of the Rainy River Mine land package is covered by either a 2% NSR royalty or a 10% net profits interest royalty. In addition, New Gold has agreed to financial participation in the Rainy River Mine in the form of royalties in favour of certain First Nations. In July 2015, New Gold entered into a $175 million streaming agreement with Royal Gold A.G. a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”) in which Royal Gold agreed to provide New Gold with an upfront deposit of $175 million, which was used for the development of the Rainy River Mine, in return for: (i) 6.5% of the Rainy River Mine’s gold production up to a total of 230,000 ounces of gold, and 3.25% of the Rainy River Mine’s gold production thereafter; and (ii) 60% of the Rainy River Mine’s silver production up to a total of 3.1 million ounces of silver, and 30% of the Rainy River Mine’s silver production thereafter. In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. History Exploration in the general area of the Rainy River Mine began in 1967. Various companies and government organizations were active on and around the property area from 1967 to 1989. Nuinsco Resources Limited (“Nuinsco”) acquired the property and initiated its exploration of the area in 1990. During the period 1993 through 2004, Nuinsco engaged in geologic mapping, geochemical grid sampling, magnetic and IP geophysical surveys and Landsat remote sensing studies. Additionally, Nuinsco completed 597 reverse circulation holes and 217 diamond drill holes (49,515 metres) during the period. The program resulted in the discovery of three significant zones of gold mineralization (the 17, 34 and 433 Zones). Nuinsco drilled a final eight diamond drill holes (1,549 metres) in 2004 to test the depth continuity of the 34 Zone. RRRL acquired a 100% interest in the Rainy River Mine from Nuinsco in June 2005. RRRL re-logged portions of historical core, established a GIS database, conducted petrographical studies, and carried out airborne and ground-based geophysical surveys. During the period 2005 through 2007, RRRL drilled more than 100 reverse circulation holes and 209 diamond drill holes (95,340 metres). Additional diamond drilling by RRRL from 2008 through February 2011 totaled 449 diamond drill holes (239,329 metres) and 375 diamond drill holes (181,682 metres) drilled from March to December 2011. RRRL published a Feasibility Study for the Rainy River Mine in May 2013 based on 1,435 diamond drill holes (662,849 metres) representing drill results through June 10, 2012. RRRL drilled an additional 225 diamond drill holes (77,969 metres) between August 2012 and June 2013, focusing on the Intrepid Zone situated one kilometre east of the proposed open pit. By June 2013, a number of significant gold mineralized zones had been defined over a 3.5-kilometre strike length. New Gold acquired the Rainy River Mine through its purchase

22 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD of RRRL in 2013. New Gold completed an updated Feasibility Study in January 2014 incorporating the previous exploration results. In 2015, New Gold acquired Bayfield Ventures Ltd. (“Bayfield”), which held a 100% interest in six patented mining rights claims and six unpatented claims totaling approximately 11 square kilometres adjacent to the Rainy River Mine. Geological Setting, Mineralization and Deposit Types The Rainy River Mine lies within the Rainy River Greenstone Belt, part of the larger Late Archean age Wabigoon Subprovince of komatiitic to calc-alkaline metavolcanics overlain by clastic and chemical sediments and intruded by granitoid batholiths. The intrusions deformed their host rocks into synformal fold structures, often producing shear zones along the axial planes. Rocks within the immediate area of the mine comprise a series of tholeiitic mafic rocks structurally overlain by calc-alkalic intermediate to felsic metavolcanic rocks. Rocks of intermediate dacitic composition host most of the gold mineralization. In much of the mine area and surrounding region the Archean metavolcanic and sedimentary rocks are overlain by a sequence of unconsolidated Mesozoic and Quaternary age glacial sediments and tills containing locally anomalous concentrations of detrital gold, auriferous pyrite and copper-zinc sulphides derived from the underlying mineralized bedrock. This sequence is in turn overlain by a younger sequence of glacially-derived clays, silts and till that are devoid of any anomalous detrital gold or sulphides. Four main styles of gold and silver mineralization have been identified at Rainy River: gold-bearing sulphide ± quartz stringers and veins in felsic quartz-phyric rocks; quartz-ankerite-pyrite shear veins in mafic volcanic rocks; sulphide-bearing silver-enriched quartz veinlets in dacitic tuffs and breccias and copper-nickel-platinum group metals mineralization hosted in a small younger mafic-ultramafic intrusion situated within the main cluster of gold and silver deposits. All deposits show some degree of deformation, excepting the copper-nickel-platinum-bearing type. Most of the gold mineralization identified to date occurs in the sulphide-bearing stringers and veins within the felsic quartz-phyric rocks. Mineralized zones hosted by the felsic rocks generally follow the regional northwesterly strike and southerly dip of stratigraphy. The largest of these is the ODM/17 Zone which extends 1600 metres along strike, 975 metres down dip, and over a true width of 200 metres. The Rainy River Mine mineralization is interpreted to be a hybrid deposit type consisting of early gold-rich volcanogenic sulphide mineralization overprinted by shear-hosted mesothermal gold mineralization associated with regional deformation. A final stage of hydrothermal mineralization in the main auriferous zones crosscuts both types of earlier mineralization. Exploration and Drilling Exploration targeting and drilling undertaken in the area of the Rainy River Mine prior to New Gold’s acquisition of the property through its acquisition of RRRL are summarized in the section entitled “History”. Since New Gold’s acquisition of RRRL, the Company has focused its exploration efforts within a five kilometre radius of the central mine development area. From January 2014 through December 2019, a total of 100,000 metres of core drilling in 359 holes has been completed to delineate and improve estimation confidence for the classified Mineral Resource both laterally and at depth, and to provide geotechnical information for the mining operation. The results of this drilling in combination with the historic drilling described above provide the basis for the current Mineral Resource and Mineral Reserve estimates. During 2021, the Company progressed a first-pass exploration drilling program on the NE Trend (as hereinafter defined) located approximately 15 kilometres northeast of the Rainy River Mine with the completion of 13 diamond core hole for a total of 4,079 metres. Additionally, the Company completed geological mapping and soil

23 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD geochemical survey covering the accessible areas within the NE Trend zone. The results of this work are being used to support the ongoing exploration activities and drill target generation. Drilling procedures conducted by Nuinsco from 1994 to 1998 are not well documented. Drilling carried out from 2005 through 2019 by RRRL, Bayfield and New Gold have utilized predominantly NQ diameter (4.76 cm) drill core. Some deeper holes have been collared in HQ diameter (6.35 cm) and later reduced to NQ diameter to attain target depths. PQ diameter (8.5 cm) drill core was utilized for certain metallurgical samples. Both RRRL and New Gold have realized excellent core recoveries and have surveyed all drill holes and collars according to accepted industry standards. The drilling procedures utilized by RRRL and New Gold are considered consistent with industry best practices and the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by RRRL and New Gold are considered sufficient to support Mineral Resource estimation. Sampling, Analysis and Data Verification There are no records describing the sampling and analytical methods used by Nuinsco during its drilling programs. Mineralized sections of core were re-sampled and analyzed by RRRL to incorporate into the drill database. Sampling and analysis of drill core has been conducted via industry best practices under New Gold, RRRL and Bayfield drilling programs. Sampling was typically conducted at nominal 1.5 metre intervals, though Bayfield sampling intervals vary from 0.5 to 1.5 metres in length. Core was sawn and half placed in sample bags for laboratory analysis. Certified reference standards, blanks and duplicates were systematically inserted into the sample batches to be shipped to the lab. Samples were collected on site by a Fort Frances shipping company and delivered directly to the laboratory. RRRL used two principal accredited laboratories for analyses: ALS Vancouver, British Columbia from 2005 to 2006 and from 2011 to 2014; and Accurassay Laboratories in Thunder Bay, Ontario from 2006 to 2011. Bayfield’s drill core was analyzed by Activation Laboratories, an accredited laboratory located in Thunder Bay, Ontario. New Gold used ALS for the analysis of its exploration and resource delineation drilling at the Rainy River Mine until 2018 and from 2019 Activation Laboratories, located in Ancaster, Ontario for the analysis of its exploration drilling. Since the start of commercial production in late 2017, analyses of grade control samples for the open pit (and future underground) mine have been done by an onsite analytical laboratory. All of these laboratories use standard industry analytical procedures: fire assay procedures for precious metal analyses; aqua regia digestion and atomic absorption spectrometry for metal analyses; and ICP and graphite furnace analyses for calcium, sulfur and other elements required for waste rock characterization. Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements. Additionally, the company employs a separate set of best practice QA/QC protocols for all of its exploration and resource definition sampling programs. These protocols involve a combination of routine checks and duplicate analyses on a minimum of 25 percent of the total number of samples analyzed to assure acceptable levels of sampling accuracy and precision are maintained. Data verification includes site visits to inspect procedures, QA/QC data validation and examination of database accuracy. The results of data verification as well as 2021 mine production and reconciliation data indicate the data collected for Mineral Resource definition at the Rainy River Mine adequately reflect deposit dimensions, style, and true widths of mineralization; adequately support the geological interpretations; and are of sufficient analytical and database quality for use in Mineral Resource estimation. Mineral Processing and Metallurgical Testing Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the Rainy River Mine’s processing plant and tailings facility. Several studies and tests were performed, including mineralization, comminution, gravity separation, flotation, flotation concentrate leaching, whole ore leaching, cyanidation, carbon

24 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD adsorption modelling, cyanide destruction and solid-liquid separation. It was determined that whole rock leaching with gravity separation was the most economical processing alternative for the ore mainly but not solely because it required less energy and cyanide inputs than other processing alternatives. Infrastructure, Permitting and Compliance Activities Infrastructure and local terrain are accessible, with numerous gravel/paved roads, power and water resources and areas for tailings management facilities available within close proximity. Personnel for the mine, including skilled trades and professions, have been and will continue to be sourced through a focus on local hiring and broader recruitment efforts for harder to fill roles. Power is supplied to the mine through a connection to a provincial transmission line approximately 17 kilometres to the east. There is a supply of water in the area from the Pinewood River, and a pipeline has been constructed from the Pinewood River to the site. A site water management pond contains water for mineral processing. A water treatment plant was commissioned in 2020. Other infrastructure includes open pit infrastructure, the processing plant, assay laboratory facilities, truck maintenance shop, administrative offices, a warehouse, storage facilities and other support infrastructure. In 2012, RRRL (prior to its acquisition by New Gold), and six Rainy River-area First Nations entered into a Participation Agreement with respect to the development and operation of the Rainy River Mine. The Participation Agreement identifies key project milestones to be met through cooperation and consultation with the First Nations. In 2014, the Company concluded an Impacts and Benefits Agreement with Naicatchewenin First Nation and Rainy River First Nations embracing commitments to environmental and sustainable development and ensuring that First Nation communities and members benefit from opportunities resulting from the Rainy River Mine in their traditional territory. The Company also concluded Participation Agreements with the Métis Nation of Ontario in 2014, the Big Grassy River First Nation in 2015, the Naotkamegwanning First Nation, Ojibways of Onigaming First Nation and the Anishinaabeg of Naongashing First Nation in 2017, and the Animakee Wa Zhing 37 First Nation in 2018. The Participation Agreements provide the consent of the First Nations to the Rainy River Mine, as well as benefits for each of these communities from the Rainy River Mine. New Gold has ongoing dialogue with local communities and various First Nations in the area surrounding the Rainy River Mine. The tailings management area (“TMA”) at the Rainy River Mine is built with rock toe buttresses, wick drains and gently sloped walls due to ground conditions at the mine. These design features were recommended by the ITRB and the Ministry of Natural Resources and Forestry during the permitting and construction of the TMA. The TMA was developed in stages using three cells that were brought into operation over a three-year period. The TMA now operates as one tailings facility. The mine closure plan was accepted by the Ontario Ministry of Energy, Northern Development and Mines (“ENDM”) on February 23, 2015. As of December 31, 2021, C$132 million has been posted in respect of bonding pursuant to the closure plan. The reclamation and closure cost obligation for the Rainy River Mine as at December 31, 2021 was estimated to be $109.4 million. The increase in the liability was primarily driven by the updated closure plan submitted in 2021. The updated plan includes industrial site demolition changes, an increase in unit rates, an increase in overhead estimates and an increase in mine footprint. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2021. An updated closure plan was last approved and filed by ENDM on September 14th, 2020. Mineral Reserve and Mineral Resource Estimates The Rainy River Mine Mineral Reserves, effective December 31, 2021, are summarized in the “Mineral Reserves” table on page 16. The Rainy River Mine Mineral Resources, effective December 31, 2021, are summarized in the “Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves)” table on page 17 and “Inferred Mineral Resources” table on

25 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD page 18. See “Description of Business – Summary of Mineral Reserves and Mineral Resources” on page 15. The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Rainy River Mine Mineral Reserves and Mineral Resources fully support these estimates. Mining Operations The Rainy River Mine commenced processing ore on September 14, 2017. Commercial production was achieved on October 19, 2017. The Rainy River Mine Technical Report filed on March 31, 2022 projects the life of the Rainy River Mine to extend to the fourth quarter of 2031 based on current Mineral Reserves and throughput levels. The open pit mine plan considers mining a smaller pit shell than the previous life of mine plan that focuses on mining open pit ore at a strip ratio of 2.53:1 (waste:ore) over a mine life from 2020 to 2024, with full depletion of the open pit in early 2025. The operating cut-off grade increased in the February 2020 life of mine plan to a range of 0.46-0.49 g/t gold eq. (from 0.30 g/t), however, the lower grade open pit ore (0.30-0.46/0.49 g/t gold eq.) will continue to be stockpiled for processing during the underground mine life, which continues beyond the completion of open pit mining. The life of mine plan for the Rainy River Mine includes a component of underground mining. Development of the underground Intrepid Zone began in 2018 but was suspended late that year in order to review and optimize the underground mine plan. The underground mine plan was evaluated in the February 2020 life of mine plan on a zone-by- zone basis and it includes mining areas that provide optimal profitability at a gold price of $1,275 per ounce. Work on the Intrepid Zone restarted in September 2020. Underground mining is expected to begin in 2022 and ramps-up over the underground mine life with peak production from 2025 to 2027. All gold ounces located in zones that did not meet the profitability threshold have been removed from the underground mine plan. The underground mine will be accessed via portals, including up to four in-pit portals, as well as the Intrepid zone portal located to the east of the open pit. There remains potential for underground mine life extension should the gold price environment support the inclusion of additional mining areas during the underground mine life and/or exploration efforts increase the resource inventory. Mining Methods Surface mining uses a conventional truck/shovel open-pit mining method, with 10 metre benches. The pit was designed considering the geology of the bedrock, which is considered to have a good rock mass rating and geological strength index for an open pit design. The underground component of the mine plan is planned to be accessed from three portals, one accessing the intrepid zone and two accessing the underground main zone from inside the open pit. Both are designed as a mechanized ramp access mine that will use longitudinal longhole open stoping techniques. Two main longhole mining methods will be employed: longitudinal retreat and transverse. The transverse stoping is only present in ODM Main zone of the underground main zone, the widest zone of the mine, where a stope’s width exceeds 20.0m. Two types of backfill will be used cemented rockfill and simple rockfill. Rock mass conditions are generally good and little water ingress is anticipated. A portion of underground waste rock to be extracted will be used for rock fill. Recovery Methods Run-of-mine material is delivered to a common gyratory crusher for size reduction, stockpiling and delivery to the processing plant. The processing plant is a SAG/ball mill/crusher circuit feeding a whole-ore-leach gold-silver recovery plant. A portion of the coarser material is subjected to a gravity circuit. The gravity concentrate is sent to a cyanidation reactor and electrowinning cell for gold and silver extraction. Ground mineralized material will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to

26 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD being smelted into a gold-silver doré. On February 11, 2020, the Company received the permit for the increased average capacity to up to 27,000 tpd and then amended the permit on June 28, 2021 to allow further operational flexibility. As such, in 2021, the Company continued to optimize the milling process throughput. In 2022, mill facility is planned to average between 25,500 to 27,000 tpd depending on rock hardness. Optimization work will continue in 2022 with the objective of achieving mill permit of 27,000 tpd more consistently. The mill is planned to average approximately 27,000 tpd through the 2022 to 2027 period, with the open pit and low-grade ore stockpile supplementing underground mill feed from 2026 to 2028. Beginning in 2029, a cost-effective batch processing approach is expected to be implemented to mill the underground material. During this period, the throughput rate is expected to decrease to approximately 4,000 to 5,000 tpd to optimize the processing of the remaining high-grade underground ore. Capital and Operating Costs During 2021, the Rainy River Mine produced 242,961 gold equivalent ounces (including 234,469 ounces of gold and 611,433 ounces of silver). The average realized gold price per ounce was $1,797. The Rainy River Mine had an operating expense per ounce of gold equivalent ounce of $955 and all-in sustaining costs of $1,415 per gold equivalent ounce. The Company announced guidance for 2022 on February 23, 2022 that the Rainy River Mine is expected to produce between 265,000 and 295,000 gold equivalent ounces with an expected operating expense per gold equivalent ounce of $730 - $810 and all-in sustaining cost of between $1,270 and $1,370 per gold equivalent ounce. The February 23, 2022 guidance also stated that sustaining capital expenditures at the Rainy River Mine are expected to be approximately $125 - $155 million in 2022. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the Rainy River Mine for 2022 based on the February 23, 2022 guidance. All-in sustaining costs per gold equivalent ounce, sustaining capital and growth capital are non-GAAP measures. See “Non-GAAP Measures” on page 5. Gold equivalent ounces for Rainy River include silver ounces produced converted to a gold equivalent based on a ratio of reference commodity prices. In 2022, the Company will report production on a gold equivalent basis using a constant ratio of $1,800 per gold ounce, $24.00 per silver ounce and $4.00 per pound copper, and a foreign exchange rate of C$1.25 to one United States dollar. 2022 Expected Capital Expenditures(1) 2022 Expected All-in Sustaining Costs/ gold eq oz sold Sustaining Capital and Sustaining Leases(2)(4) $125 - $155 Operating Expense $730 - $810 Growth Capital(2)(4) $15 - $25 + sustaining expenditures(3) ~$550 Total $140 - $180 Total All-in Sustaining Costs(4) $1,270 - $1,370 (1) In millions. (2) Based on the Company’s 2022 estimated capital expenditures. Includes sustaining leases. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital. (3) Includes sustaining capital, capitalized mining, capitalized and expensed exploration that is sustaining in nature, environmental reclamation costs and sustaining leases. (4) “Sustaining Capital and Sustaining Leases”, “Growth Capital” and “All-in Sustaining Costs” are all non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about why these measures are used by the Company, how they provide useful information to investors, and an explanation of the composition of each measure, please see the “Non-GAAP Financial Performance Measures” section starting on page 33 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com, and which is incorporated by reference herein.

27 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Development and Exploration Sustaining capital expenditure in 2022 will focus on the TMA dam raise, which is planned to be raised annually to 2025, as well as capitalized waste stripping. The Company will also focus on progressive reclamation closure cover construction and hydroseeding for east mine rock stockpile slopes. Growth capital expenditure in 2022 will focus on the development of the Intrepid underground ore zone. During 2022, the Company will continue the exploration drilling program of up to 8,000 meters designed to test priority targets on the north-east portion of the broader regional mineral tenure (the “NE Trend”). Exploration permitting will be amended as required. Reconnaissance level exploration is also planned in 2022 to define gold mineralization targets for follow-up drill testing within the Company’s broader regional mineral tenure. NEW AFTON MINE, CANADA Project Description, Location, Access and Other Information The New Afton Mine is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia. The property is 10 kilometres from the regional hub of Kamloops and is readily accessible year-round by paved road. The mine has a continental, semi-arid climate, with light winter snow and infrequent rain during the spring, summer and fall. Summer temperatures can reach 38 degrees Celsius and winter temperatures are generally at, or near, freezing. The New Afton Mine occupies the site of the historic Afton mine and includes an open pit (currently inactive), underground workings and support facilities. The New Afton deposit extends to the southwest from immediately beneath the Afton open pit. As it is currently defined, the deposit hosts a Mineral Resource comprised of the A&B-Zones (inclusive of B3 Zone), the C-Zone and the Hanging Wall Lens. The A&B-Zones host the portion of the Mineral Reserve currently being mined, with the B3 and C-Zones hosting additional Mineral Reserves located immediately below the A&B-zone. The Hanging Wall Lens is a satellite Mineral Resource located adjacent to the historic Afton open pit which is not currently part of the New Afton Mineral Reserve. The Company’s holdings in the area comprise the Afton group of claims and the Ajax group of claims. The New Afton Mine lies within the Afton group. The Afton group consists of a 902-hectare mining lease issued by the Ministry of Energy, Mines and Low Carbon Innovation (formerly the Ministry of Energy, Mines and Petroleum Resources) on November 29, 2006 (“Afton Mining Lease”) and 73 mineral claims totaling 18,206 hectares. The Company also holds surface rights on approximately 2,300 hectares surrounding the New Afton Mine. Sufficient surface rights have been obtained for current operations at the property. Ontario Teachers’ has a 46.0% free cash flow interest in the New Afton Mine with a JV Interest Option to convert the interest into a 46.0% joint venture interest in four years, or have its interest remain as a free cash flow interest at a reduced rate of 42.5%. See “General Development of the Business – Developments – Mines and Projects – New Afton Mine” on page 10. History The first significant mining-related activity in the Afton area commenced in 1970, when drilling by Afton Mines Ltd. intercepted 52 metres of 0.4% copper in what ultimately became the Afton deposit. During the subsequent three years, over 45,700 metres of drilling was carried out by a number of operators.

28 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Teck Corporation and Iso Mines Ltd. acquired the Afton property in 1973 and initiated engineering and metallurgical studies. Commercial production commenced at the Afton open pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook and Ajax pits. The mine closed in 1997. In 1999, the Company acquired an option on the property, staked additional claims and in 2000 began a concerted exploration program to test the potential for additional mineralization extending beyond the Afton open pit. This work resulted in the successful delineation of the New Afton underground mineral resource. Geological Setting, Mineralization and Deposit Types The New Afton deposit is a copper-gold, alkalic porphyry system situated within the Iron Mask batholith complex. The Iron Mask complex is part of the Paleozoic age island-arc assemblage known as the Quesnel Terrane. Regional-scale fault zones are believed to be the principal control to intrusion of the batholithic rocks and related copper and gold mineralization in the New Afton area. Mineralization is characterized by discontinuous copper sulphide veinlets and disseminations (principally chalcopyrite and minor bornite) at brecciated margins between altered porphyry intrusives and volcanic rocks of the Triassic Nicola Formation. The copper sulphides are replaced by tennantite-tetrahedrite locally and along faults that transect the mineralized body. Native copper with accessory chalcocite occurs in minor amounts within highly oxidized near-surface portions of the deposit. Gold and silver generally occur as electrum grains within the chalcopyrite and bornite. The bulk of the New Afton deposit forms a tabular, nearly vertical, southwest-plunging zone of continuous mineralization measuring 1.4 kilometres long by approximately 100 metres wide, with a down-plunge extent of over 1.5 kilometres. The deposit plunges toward the southwest where it remains open at depth. Exploration and Drilling The Company initiated surface drilling at New Afton in 2000, and in 2001 completed an initial scoping study which was followed by further definition drilling. A subsequent more advanced scoping study was completed in 2004. In November 2004, an underground access portal was excavated in the former Afton open pit and a ramp driven 2,200 metres to provide access for underground sampling, infill drilling and further exploration drilling. In late 2005, New Gold commissioned a Feasibility Study which was completed in 2007 and laid the foundation for the current mining operation. Exploration prior to and subsequent to the 2007 Feasibility Study has focused primarily on the delineating Mineral Resources within and immediately adjacent to the New Afton deposit. Exploration beyond the limits of the deposit has involved preliminary scout drilling of satellite targets identified within the Afton Mining Lease and generative reconnaissance level exploration of the Company’s broader regional mineral tenure. During the period from 2000 through 2020, a series of diamond bit core drilling campaigns have been conducted at New Afton to delineate the Mineral Resource currently being mined and additional resources located in the adjacent Hanging Wall Lens zone to the south and underlying C-Zone. Additionally, reconnaissance scout drilling has been conducted to test the potential of other exploration targets located within the Afton Mining Lease. Drilling completed within the New Afton deposit from 2000 to May 31, 2021 comprises 603 core holes totaling 294,170 metres, the results of which have been incorporated into the Company’s Mineral Reserve and Mineral Resource estimates. During 2021, New Gold completed 47 diamond core drill holes for a total of 25,221 meters. Of these, 9,356 meters in 25 holes were completed from underground exploring for mineralization extension within the deposit footprint on targets

29 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD generated by an artificial intelligence study completed at the end of 2020 and for further explore the Upper East Extension area located directly below Sub Level Cave zone; and 15,865 meters in 21 holes (twenty of which are completed and one of which remains in progress) were drilled from surface as first-pass exploration within the Cherry Creek Trend area, located approximately 3 km west from the New Afton mill. Drill hole assay results for underground holes drilled to May 31, 2021 have been incorporated into the Company’s December 31, 2021 Mineral Reserve and Mineral Resource estimates. New Gold has likewise completed ground-based geophysical surveys and soil geochemical surveys over its mineral tenure in the immediate mine area and broader region. The results of this work are being used to support ongoing exploration of the New Afton district. Sampling, Analysis and Data Verification Sampling protocols have remained generally consistent among the different drill campaigns with a few incremental improvements over time. Sampling intervals have averaged two metres in all campaigns since 2003. Routine insertion of blanks and standards into the sample stream has been conducted since 2005. Drilling protocols in place at New Afton meet or exceed common industry standards. Sample preparation, which involves drying, crushing and pulverizing rock to produce a pulp sample sufficient for analysis, has been conducted according to accepted industry practice. Analytical work prior to July 2012 was conducted by ALS Global of Kamloops, British Columbia (formerly EcoTech Laboratories Ltd.). Since July 2012, sample preparation and analyses have been performed by Activation Labs of Kamloops, British Columbia. Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver. During 2005 and all subsequent drilling programs, copper and silver assays were determined using standard acid digestion followed by an AA finish. Gold and palladium were determined using fire assay followed by an AA finish. Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements. Additionally, the Company employs a separate set of best practice QA/QC protocols for all of its exploration and resource definition sampling programs. These protocols involve a combination of routine checks and duplicate analyses on a minimum of 25 percent of the total number of samples analyzed to assure acceptable levels of sampling accuracy and precision are maintained. Sampling and analytical protocols are considered to have been appropriate and consistent with common industry practice, data quality is adequate for resource estimation, and protocols for data acquisition and management are reasonable. The results of data verification as well as 2021 mine production and reconciliation data indicate the data collected for Mineral Resource definition at the New Afton Mine adequately reflect deposit dimensions, style, and true widths of mineralization. Mineral Processing and Metallurgical Testing Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the New Afton Mine’s processing plant and tailings facility. A number of studies and tests were performed as part of the testing program, including mineralogical studies, modal analysis, grinding tests, flotation tests, gravity tests, variability tests and dewatering tests. It was determined that conventional crushing, grinding and concentration processes were appropriate given the mineralogy of the deposit. The deposit consists primarily of primary hypogene sulphide mineralization, but some secondary supergene sulphide and native copper mineralization is also present. Localized elevated arsenic concentrations in the deposit which may pose an economic concern for the concentrate produced are mitigated through ore blending. Supergene ore comprised a portion of the New Afton mill feed in 2020 and 2021 and is expected to again comprise a portion of the mill feed again in 2022.

30 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Metallurgical studies investigated gravity separation, jigging, dense media separation and coarse particle flotation methods to address the requirements of the supergene ore. An additional supergene recovery circuit was completed in 2019 and is operating at target recoveries and utilization. The mineralogy in the C-Zone is expected to be consistent with the hypogene sulphide mineralization in the west cave of New Afton’s B-Zone and C-Zone would use the same development, production and materials handling strategies that are currently being used to mine the B-zone. Infrastructure, Permitting and Compliance Activities Power is supplied to the New Afton Mine via its connection to the BC Hydro grid through a substation located approximately one kilometre away. Water is supplied from Kamloops Lake through an approximate four-kilometre pipeline. Other infrastructure includes the processing plant, maintenance shop and warehouse, administrative offices, storage facilities and other support infrastructure. New Gold entered into a Cooperation Agreement with the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the “SSN”) in October 2021 (the “Cooperation Agreement”) which replaced and supersedes the 2011 participation agreement with the SSN. It provides the SSN’s consent and support to the New Afton Mine and provides certain economic and social benefits to the SSN. The Cooperation Agreement provides a mechanism for SSN consent to the operations and development of the New Afton Mine and provides financial benefits and social investment to the SSN. On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M-229 (the “Mine Permit”) approving the mining plan and reclamation program for the New Afton Mine, and on May 25, 2021, an amended version of the Mine Permit was issued enabling the mining of the B3 zone and Tailings Deposition into the historic Afton open pit. The Mine Permit will need to be amended in the future to allow for mining of the C-Zone. The C-Zone permit application was submitted in Q2 2021 for screening and finalized in Q4 2021 based on review comments. Development will continue until the anticipated full production rate is achieved in the first half of 2025. The current Mine Permit obligates New Gold to maintain a reclamation security of C$38.7 million. As of December 31, 2021, the Company has posted this security in the form of a surety bond. Government review of the updated reclamation and closure plan, submitted to the Ministry in October 2019, has been completed and updated costing has been submitted with the revised C-Zone permit application. The reclamation and closure cost obligations for the New Afton Mine as of December 31, 2021 were estimated to be $49.3 million. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2021. The site is considered a zero discharge facility with regard to operational contact liquid effluents. All waste waters are either deposited in the tailings facility and recycled to the processing plant or treated offsite. Ground subsidence, a natural result of block caving, that has occurred to date is slightly offset from the original mine plan design, an offset which is thought to be driven largely by a weaker rockmass located south of the underground block cave footprint. A large expansion of the existing subsidence monitoring network was implemented in 2016 and 2017 which has further improved the Company’s ability to accurately track and monitor changes in the surface subsidence profile and the rockmass at depth and to implement appropriate measures to mitigate any potential impact of such subsidence, including any impact to the Mineral Reserves, as appropriate. Real time monitoring that was incorporated into the instrumentation in 2017 and the monitoring data is regularly review by the engineer of record. This has further improved the Company’s ability to accurately track and monitor changes in the surface subsidence profile and to implement appropriate measures as required. The analyses conducted from this data have indicated that there has been a reduction in the surface subsidence perimeter, largely attributed to the shift in production from the West to East cave. The analyses also predict some surface subsidence extending to the toe of the historic Afton tailings facility with the development of the B3 and C- Zones. The February 2020 life of mine plan includes a comprehensive stabilization program for both the current and historical tailings, with in-pit thickened tailings deposition planned for the C-Zone ore portion.

31 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Mineral Reserve and Mineral Resource Estimates The New Afton Mineral Reserves, effective December 31, 2021, are summarized in the “Mineral Reserves” table on page 16. The New Afton Mineral Resources, effective December 31, 2021, are summarized in the “Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves)” table on page 17 and “Inferred Mineral Resources” table on page 18. See “Description of Business – Summary of Mineral Reserves and Mineral Resources” on page 15. The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the New Afton Mineral Reserves and Mineral Resources fully support these estimates. The February 2020 life of mine plan incorporates stabilization projects to increase stability of the current and historical tailings, with TAT deposition planned for the C-Zone ore portion. The TAT process is designed to produce a non-flowable tailings product. To support TAT placement, in 2021, a tailings thickener and associated auxiliary equipment was integrated to process the combined rougher and cleaner-scavenger tailings. The thickened product will be placed into the New Afton tailings storage facility. In 2022, a cement amendment system will be integrated to strengthen the tailings to facilitate deposition into the historic Afton open pit. Mining Operations The New Afton Mine began commercial production on July 31, 2012 and has a current projected life extending to 2030 based on the February 2020 life of mine plan and the current Mineral Reserves. Lower production is expected for the period of 2021 to 2024, until the C-Zone begins production. Mining Methods The New Afton Mine is a block cave mining operation. Other mining methods, including open pit mining and sublevel caving, were considered but block caving was chosen for the New Afton deposit because this method starts from the bottom and is conducive to large-scale low-cost mining. Ore is transported from the drawpoints, on the extraction level, by a load haul dump loader (“LHD”) to an ore pass. The ore is then re-handled on the haulage level by an LHD and loaded into a haul truck. The haul truck transports the ore to the underground gyratory crusher and the crushed ore is conveyed to surface. There are three general zones at the mine, located beneath and to the west of the historic Afton open pit – Lift 1 (B1 & B2), B3 and C-Zone. With the west and east panel caves in Lift 1 having closed, primary ore production is coming from some residual Lift 1 recovery areas as well as B3 and surface stockpile. Beneath a portion of the East Cave, recovery sub- levels may be planned to recover remaining ore using front cave and sub-level cave mining methods. The mine plan for 2021 was adjusted following the tragic incident that occurred on February 2, 2021. The adjusted plan contemplated lower tonnes mined from the recovery level of Lift 1 in 2021, extraction of ore tonnes being done remotely. The recovery level is expected to be fully exhausted in 2022. In the B3 block cave, located 160 m below and immediately to the west of Lift 1, ore will be hauled by truck to the existing gyratory crusher. In the C-Zone block cave, located 550 m below and to the west of Lift 1, ore will be hauled by LHD from the drawpoints to the ore passes and then to a new gyratory crusher. The ore will then be conveyed from the crusher to a junction with the existing conveyor for movement to surface. The operation is planned to produce 4 to 6 Mtpa of copper-gold ore for processing over the life of mine. Waste mined as part of development activities is transported to surface by conveyor and deposited in an area apart from the ore via a belt

32 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD plow. The waste is then trucked to an area on the edge of the historic Afton mine pit. Less than 5% of the mined rock is treated in this manner. Recovery Methods The process plant has been in operation since 2012. Throughput in the process plant has been averaging above the nameplate of 11,000 tpd since early 2013. A mill expansion was completed in 2015 to add a tertiary stage of grinding and additional flotation cleaning capacity. This allowed throughput to increase to a peak average of 16,420 tpd in 2017. Throughput for 2021 averaged approximately 15,100 tpd. For 2022, the throughput is expected to be maintained throughout the year at approximately 11,500 tonnes per day, incorporating the current surface stockpiles to supplement the lower tonnes mined. To process supergene ore, which commenced in 2019, gravity recovery capacity was added to the ball mill circuit and increased in each of the tertiary and regrind circuits. In the ball mill circuit, two inline pressure jigs (one rougher and one cleaner) were installed along with a magnetic separator for removal of magnetite and a portion of the hematite from the cleaner jig concentrate. The jigs were selected for the ball mill circuit primarily due to their ability to process a coarse feed compared to flotation or centrifugal concentrators. The flowsheet changes were made primarily to recover native copper; however, the jigs have also recovered native gold associated with the supergene ore. As the proportion of supergene ore decreases in 2022, gravity circuit operation will be adjusted to focus on gold rather than native copper recovery. Life-of-mine recoveries are expected to average 90% for copper and 87% for gold. Recoveries in 2022 are expected to be 78% - 89% for copper and 80% - 87% for gold, with the wider range reflecting a wider range of head grades as well as the mix of ore types within the intermediate grade stockpile which will be processed during 2022. Capital and Operating Costs During 2021, the New Afton Mine produced 175,972 gold equivalent ounces (including 52,452 ounces of gold and 61.7 million pounds of copper). The average realized gold price per ounce was $1,804 and the average realized copper price per pound was $4.24. The New Afton Mine had an operating expense per ounce of gold equivalent ounce of $912 and all- in sustaining costs of $1,385 per gold equivalent ounce. On February 23, 2022, the Company announced guidance for 2022 that the New Afton Mine is expected to produce between 35,000 – 45,000 ounces of gold and 35 – 45 million pounds of copper with an expected operating expense per gold equivalent ounce sold of between $1,100 – $1,180 per ounce and all- in sustaining cost of between $1,695– $1,795 per gold equivalent ounce. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the New Afton Mine for 2022 based on the February 23, 2022 guidance. All-in sustaining costs per gold equivalent ounce, sustaining capital and growth capital are non-GAAP measures. See “Non-GAAP Measures” on page 10. Gold equivalent ounces for New Afton include gold, copper and silver ounces produced converted to a gold equivalent based on a ratio of reference commodity prices. In 2022, the Company will report production on a gold equivalent basis using a constant ratio of $1,800 per gold ounce, $24.00 per silver ounce and $4.00 per pound copper, and a foreign exchange rate of C$1.25 to one United States dollar.

33 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD 2022 Expected Capital Expenditures(1) 2022 Expected All-in Sustaining Costs/ gold eq oz sold Sustaining Capital and Sustaining Leases (2)(4) $55 - $70 Operating Expense $1,100 - $1,180 + treatment and refining charges ~$120 Growth Capital(2)(4) $100 - $130 + sustaining expenditures(3) ~$485 Total $155 - $200 Total All-in Sustaining Costs(4) $1,695 - $1,795 (1) In millions. (2) Based on the Company’s 2022 estimated capital expenditures. Sustaining capital excludes expenditures related to growth- related initiatives. Growth capital excludes sustaining capital. (3) Includes sustaining capital, capitalized mining, capitalized and expensed exploration that is sustaining in nature, environmental reclamation costs and sustaining leases. (4) “Sustaining Capital and Sustaining Leases”, “Growth Capital” and “All-in Sustaining Costs” are all non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about why these measures are used by the Company, how they provide useful information to investors, and an explanation of the composition of each measure, please see the “Non-GAAP Financial Performance Measures” section starting on page 33 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com, and which is incorporated by reference herein. Development and Exploration The development of the C-Zone will continue to be advanced, with first ore expected in the second half of 2023. Growth capital for 2022 is primarily related to the continued advancement of the C-Zone project, focusing on mine infrastructure installation and mine development, with a total of approximately 5,000 metres planned, as well as Phase II TAT construction. Phase I, the ability to produce and transport thickened tailings, is expected to be operational by the second quarter of 2022, and Phase II, the ability to amend the thickened tailings with cement binder, is expected to be complete in the second half of 2022. Sustaining capital expenditure will focus on the B3 zone, with approximately 900 metres of development and construction of approximately 46 drawbells expected and production expected to ramp up to 8,000 tonnes per day. Stabilization work related to the Historic Afton Tailings Facility, as well as the current tailing facilities, will continue during the year. Total capital expenditure is expected to remain high through 2023, primarily related to C-Zone development and infrastructure activities, decreasing significantly from 2024 to 2026, with minimal capital over the balance of the mine life. The initial phase of an exploration drilling program was completed in 2021 on priority targets within the Cherry Creek Trend area and follow-up drilling is under review based on data collection and interpretation. Reconnaissance level exploration was also undertaken in 2021 within the Company’s broader regional mineral tenure and new areas of potential gold and copper mineralization have been identified with planned follow-up exploration in 2022. CERRO SAN PEDRO MINE, MEXICO The Cerro San Pedro Mine was an open-pit gold and silver heap leach operation located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City and 14 kilometres east of the city of San Luis Potosí. The mine is owned by the Company’s wholly owned subsidiary, Minera San Xavier S.A. de C.V. (“MSX”). The Cerro San Pedro Mine concluded active mining operations in June 2016 and transitioned to reclamation in December 2018.

34 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Mine Closure The schedule for completing the activities relating to the closure of Cerro San Pedro is dictated by the environmental authorization for the mine. The site reclamation must be completed within four years of final processing, including any demolition of processing plants, maintenance shop and buildings; reforestation of waste dumps; and detox, washing, rinsing, and reforestation of the heap leach pad. MSX has posted reclamation security of approximately $15.5 million with the Mexican environmental regulatory agency, SEMARNAT, under the general law for ecological balance and environmental protection. As at December 31, 2021, the Company has posted this security in the form of an irrevocable standby letter of credit. The reclamation and closure cost obligation for the Cerro San Pedro as at December 31, 2021 is estimated to be $1.5 million. Details and quantification of New Gold´s reclamation and closure cost obligations are set out in Note 15 of the Company´s audited consolidated financial statements for the year ended December 31, 2021. New Gold expects to incur this obligation between 2022 and 2023. RISK FACTORS New Gold’s business activities are subject to significant risks, including, but not limited to, those described below. Every investor or potential investor in New Gold securities should carefully consider these risks. Any of the following risks could have a material adverse effect on the Company, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks related to our material properties are discussed in the technical reports and other documents filed by the Company from time to time on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). In addition, other risks and uncertainties not presently known by management of the Company or that management currently believes are immaterial could affect the Company, its business and prospects. CHANGES IN METAL PRICES The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including: • the strength of the United States economy and the economies of other industrialized and developing nations; • global and regional political and economic conditions; • the relative strength of the United States dollar and other currencies; • expectations with respect to the rate of inflation; • interest rates; • purchases and sales of gold by central banks and other large holders, including speculators; • demand for jewelry containing gold; • investment activity, including speculation, in gold as a commodity; and • worldwide production. The price of gold was $1,820 per ounce as at December 31, 2021, compared to $1,891 as at December 31, 2020. Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, with respect to concentrate shipments, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital

35 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD position, which the Company regularly attempts to offset via hedging. Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs and capital expenditures, and as a result the Company could experience losses and/or may curtail or suspend some or all of its exploration, development, construction and mining activities or otherwise revise its mine plans and exploration, development and construction plans, and could lose its interest in, or be forced to sell, some or all of its properties. Reserve calculations and mine plans that are revised using significantly lower gold, copper, silver and other metal prices could result in significant reductions in estimated Mineral Reserves and Mineral Resources as well as revisions in the Company’s life of mine plans, which in turn could result in material write-downs of the Company’s investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition. In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project or mine. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project or mine. Even if a project or mine is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition. From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity hedging transactions designed to reduce the risk associated with fluctuations in commodity prices will be successful. Hedging may not protect adequately against declines in the price of the hedged commodity. Furthermore, although hedging may protect the Company from a decline in the price of the commodity being hedged, it may also prevent the Company from benefiting from price increases. PRODUCTION ESTIMATES Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties, the occurrence of any of which could result in delays, slowdowns or suspensions and ultimately, the failure to achieve and maintain full production rates. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, weather conditions, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, including without limitation, operating expenses, cash costs and all-in sustaining costs, mill availability, reliability of equipment and machinery, the accuracy of assumptions and estimates relating to tailings dam capacity, the performance of the processing circuit or other processes, water supply and/or quality, the receipt and maintenance of permits and the availability of a sufficient amount of people to perform

36 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD the work necessary to maintain production as estimated. The Company’s actual production and other projected economic and operating parameters may not be realized for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition. COST ESTIMATES The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and, to a lesser extent, Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels. New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations, ability to execute its strategic plans and financial condition. OPERATING RISKS Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, fracturing, rock bursts, rock slides, mud rushes, water inflow events, air blasts, cave-ins, slope or pit wall failures, rock falls, flooding, fire, explosions, metal losses, theft, periodic interruption due to inclement or hazardous weather conditions, equipment failure and other conditions that would impact the drilling and removal of material or otherwise impact the safety and efficiency of mine operations and the individuals who work within such mining operations. Block caving activities, including at the New Afton Mine, generally result in surface subsidence. The configuration of subsidence expression at surface is thought to be influenced by bedrock and structural geologic features such as weaker rock mass or faults. Subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by theft, fraud or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation resulting in an over or under supply of water, treated water quality that is too low to allow for discharge when needed, interruptions in or shortages of electrical power, interruptions in delivery or shortages of required inputs or supplies, labour shortages or strikes, claims by or disagreements with First Nations and other Indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The Company’s operations may encounter delays in or losses of production due to the deterioration, malfunction, misuse, breakdown or failure of its mobile or fixed equipment. Further, this equipment may require a long time to procure, build, install or repair due to delays in the delivery or lack of availability of equipment, spare parts or technicians with applicable

37 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD expertise, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper on unavailable storage conditions may become obsolete, which could adversely impact the Company’s operations, profitability and financial results. The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss or theft of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition. PERMITTING The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties, the Company must receive numerous permits, and continued operations at the Company’s mines are also dependent on maintaining, complying with and renewing required permits or obtaining additional permits. New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may be suspended, revoked or lapse for a variety of reasons, including through government or court action. New Gold is currently anticipating receiving permits for the C-Zone project at the New Afton Mine. In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or in receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. Any inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits could materially reduce the Company’s production and cash flow and could undermine its profitability. CONSTRUCTION RISKS As a result of the substantial expenditures involved in development projects, development projects are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines or new areas of operating mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate material and other supplies required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

38 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production of a development project would increase capital costs and delay receipt of revenues and could impact the Company’s ability to execute its strategic plans and the achievement of planned results. The New Afton B3 zone and C-Zone project, including the TAT facility, is currently in the construction stage of its development. Given the inherent risks and uncertainties associated with mine development, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned. VOLATILITY IN THE MARKET PRICE OF THE COMPANY’S SECURITIES The Common Shares are listed on the TSX and NYSE American. The per share price of the Common Shares on the TSX fluctuated from a high of C$2.99 to a low of C$1.31 and on the NYSE American from a high of $2.35 to a low of $1.02 during the twelve-month period ending December 31, 2021. There can be no assurance that continual fluctuation in price will not occur. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares including: the extent of analytical coverage available to investors concerning the Company’s business, especially if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities, including where this affects an investor’s ability to trade significant numbers of Common Shares; and the size of the Company’s public float, particularly if it limits the ability of some institutions to invest in the Company’s securities. The price of the Common Shares is also likely to be significantly affected by short-term changes in the price of gold, and, to a lesser extent, copper and silver, the Company’s financial condition and results of operations and other operational and regulatory matters. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect New Gold’s long-term value. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. New Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. GOVERNMENT REGULATION The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people, relations with local First Nations and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have a material adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or the application of existing laws, regulations and permits (including a more stringent or different application), could have a material adverse impact on the Company’s results of operations or financial position, or could result in abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations

39 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” above). Additionally, the Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities. DEPENDENCE ON THE RAINY RIVER AND NEW AFTON MINES The Company’s operations at the Rainy River and New Afton Mines are expected to account for substantially all of the Company’s gold and copper production in 2022. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations. Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for its cash flow provided by operating activities. EXPLORATION AND DEVELOPMENT RISKS The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical (see “Changes in Metal Prices” above); and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection (see “Government Regulation” above). The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital. Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In addition, there can be no assurance that gold, copper or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

40 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD At New Afton, the Company is developing the C-Zone. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, have risks and uncertainties similar to development projects. A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other Indigenous groups in connection with the New Afton C-Zone development. This engagement may be impacted by the British Columbia Declaration on the Rights of Indigenous Peoples Act and the federal government’s United Nations Declaration on the Rights of Indigenous Peoples Act (the “UNDRIP Act”). Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, supply chain issues, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete or could otherwise impact the Company’s ability to execute its strategic plans. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting” above. IMPACT OF PANDEMIC DISEASE, INCLUDING COVID-19, ON GLOBAL ECONOMIC CONDITIONS AND PERFORMANCE The Company’s operations are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, such as the COVID-19 pandemic (which, for the purposes of this Annual Information Form, includes any variants thereof where applicable). These infectious disease risks may not be adequately responded to locally, nationally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of the Company’s mining and exploration operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals, government or regulatory actions or inactions, decreased demand or the inability to sell precious metals or declines in the price of precious metals, capital market volatility or other unknown but potentially significant impacts. There are also potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infectious disease outbreak. The extent to which an infectious disease outbreak will have an impact on our business, results of operations, future cash flows, earnings, liquidity and financial condition will depend on future developments that are highly uncertain and difficult to predict. The Company may not be able to accurately predict the quantum of such risks. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and expected duration of the COVID-19 pandemic is unknown despite the time that has elapsed since it was initially discovered. To date, the impacts of the pandemic have included extreme volatility in financial markets, economic activity and commodity prices (including gold). Efforts to fight the COVID-19 pandemic have been taken by national and local governments and businesses that have had a significant impact on the economy and on individual businesses, including New Gold. There was a temporary two-week shutdown of the Rainy River Mine from March 20 to

41 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD April 2, 2020 to allow the local workforce to complete a 14-day period of self-isolation recommended by the Canadian government after travel outside of Canada, as frequent border crossings to the United States are a common practice in the region near the mine. On April 3, 2020, operations resumed using a local workforce with operations gradually ramping up (please refer to the Company’s April 3, 2020 press release “New Gold Announces Restart of the Rainy River Mine” for further information). Both the British Columbia and Ontario provincial governments have, during the course of the COVID-19 pandemic, ordered non-essential businesses to close to help stop the spread of COVID-19. As of the date hereof, New Gold’s operations fit within the current list of essential businesses under these orders; however, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of the COVID-19 pandemic (or any other disease, epidemic or pandemic). The Company continues to monitor developments and has currently implemented measures to prevent the spread of COVID-19 at its operations, and these measures have impacted the Company’s productivity and may continue to do so in the future. Canadian and provincial governments, as well as other relevant jurisdictions may introduce new, or modify existing, laws, regulations, orders or other measures that could impact the Company’s ability to operate, its ability to meet expected timelines for development and expansion projects and its anticipated production, costs and capital guidance or otherwise affect the Company’s suppliers or customers. The responses of the Canadian and provincial governments, as well as governments in other relevant jurisdictions may be insufficient to contain the impact of the COVID-19 pandemic and this could also impact New Gold’s employees, suppliers, customers, local communities and other stakeholders, which could impact its ability to operate and profitability. The COVID-19 pandemic and responses to it may also lead to an economic recession or downturn that could adversely affect the Company’s ability to raise capital, cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive, or otherwise materially adversely affects the Company’s operations or liquidity position. While the Company has implemented strict detection and prevention protocols to reduce the spread of the virus at its sites and within local communities, employees and contractors may still test positive for COVID-19. This may impact the health of the Company’s workforce and the health of the surrounding communities as well as lead to potential labour shortages or other shortages or disruptions in supply chains. This, in turn, may result in the limitation or suspension of the Company’s operations where such COVID-19 cases occur. If any such limitation or suspension occurs, production may be reduced. Any of these factors could result in a material adverse effect on the Company’s business, results of operations, future cash flows, earnings, liquidity and financial condition. FINANCING RISKS The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. If raised through asset sales, the terms of such sales may not be favourable to the Company, and may reduce the assets and future economic performance of the Company. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties or otherwise impact the Company’s strategic plans. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.

42 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD NEED FOR ADDITIONAL MINERAL RESERVES AND MINERAL RESOURCES Because mines have limited lives based on proven and probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement. UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors (such as pit slope angles), marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the accuracy of assumptions, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience. Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. In a block cave mine, as a cave exhausts its reserves, it may experience dilution of grade. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in the Company’s Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of Mineral Resources, Mineral Reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

43 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to proven or probable Mineral Reserves. UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that inferred Mineral Resources will be upgraded through further exploration to the measured and indicated resource classification level of confidence necessary for their potential conversion to proven or probable Mineral Reserves as a result of a pre-feasibility or feasibility level technical study. IMPAIRMENT On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. In the past, New Gold has recognized material impairment losses. In 2018, a total impairment of $836.6 million was recorded in the second and fourth quarters in relation to the Rainy River Mine and a $218.2 million impairment was recorded in relation to the Blackwater Project. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict. TITLE CLAIMS AND RIGHTS OF INDIGENOUS PEOPLES New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities. Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. In British Columbia, the provincial government enacted the Declaration on the Rights of Indigenous Peoples Act in November 2019, which may affect consultation requirements in that jurisdiction. Additionally, on July 21, 2021, the federal government’s UNDRIP Act came into force marking Canada’s first substantive step towards ensuring Canadian federal laws reflect the standards outlined in the United Nations Declaration on the Rights of Indigenous Peoples. It is yet to be determined what near-term impacts and changes, if any, will follow; however, such legislation may potentially have numerous implications for Indigenous groups, government authorities and natural resource project proponents.

44 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD The Company is party to, and has impact benefit agreements in place with, certain First Nations near its Rainy River Mine and New Afton Mine, each of which require the Company to comply with predetermined obligations and requirements. There is the risk that the Company may not fulfill all of its obligation under such impact benefit agreements which could cause it to lose the support of the affected First Nations group and otherwise impact its reputation, business and operations. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by Indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects. ENVIRONMENTAL RISKS The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste or potentially hazardous substances such as fuel, lime or cyanide. The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that: • the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time; • the Company’s compliance will not be challenged; or • the costs of compliance will be economic and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition. The Company may be subject to proceedings in respect of alleged failures to comply with environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of the Company’s projects and operations and, even if the Company is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays. Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely

45 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and results of operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to possible tailings dam failures or other heightened risk of environmental incidents and need for water management mitigation. Increased precipitation can also affect compliance with environmental regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize. There may be existing environmental hazards, contamination or damage at its mines or projects that the Company is unaware of. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by its activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable. The New Afton Mine has also been used for mining and related operations for many years before the Company acquired it, and was acquired “as is” or with assumed environmental liabilities from previous owners or operators. Any finding of liability in proceedings pursuant to environmental laws, regulations or permitting requirements could result in additional substantial costs, delays in the exploration, development and operation of the Company’s properties and other penalties and liabilities related to associated losses, including, but not limited to: • monetary penalties (including fines); • restrictions on or suspension of activities; • loss of rights, permits and property; • completion of extensive remedial cleanup or paying for government or third-party remedial cleanup; • premature reclamation of operating sites; and • seizure of funds or forfeiture of bonds. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

46 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Production at the Rainy River Mine involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material. TAILINGS Mining companies also face innate risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes the Company to a number of risks. Unexpected failings of tailings dams could release tailings and result in extensive environmental damage to the surrounding area. Dam failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets and recognize provisions for remediation, which could affect the Company’s operations and statements of financial position. The unexpected failure of a tailing dam could subject the Company to any or all of the potential impacts discussed above in “Environmental Risks”, among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company’s control such as extreme weather, a seismic event or other incident) could cause damage to the environment and the surrounding communities, wildlife and areas. Poor design or maintenance of the tailings dam structures or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property. Failure to comply with existing or new environmental, health and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits may prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production or otherwise impact the Company’s ability to execute its strategic plans and may materially adversely affect the Company’s business, results of operations or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated and involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend operations. If any such risks were to occur, this could materially and adversely affect the Company’s reputation, its ability to conduct its operations and could make the Company subject to liability and, as a result, have a material adverse effect on its business, financial condition and results of operations. INSURANCE AND UNINSURED RISKS New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave- ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, supply chain disruptions, government service disruptions, monetary losses and possible legal liability.

47 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition. RECLAMATION COSTS The Company’s operations are subject to closure and reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation concepts and plans, which could increase costs. Management estimates the reclamation and closure cost obligations for all of its properties is $160.2 million as at December 31, 2021. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2021. As at December 31, 2021, the Company had posted letters of credit or other financial assurance in an aggregate amount of $158.5 million to address these liabilities. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds may be issued under the Company’s credit facilities. Increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected. FOREIGN CURRENCY EXCHANGE RATES New Gold’s mineral properties are located in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in United States dollars. The three main types of foreign exchange risk the Company faces are: • transaction exposure: New Gold’s operations sell commodities and incur costs in different currencies. Specifically, the Company’s revenues are denominated in United States dollars while most of the Company’s expenses are currently denominated in Canadian dollars and, to a lesser extent, Mexican pesos. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate. The appreciation of non-United States dollar currencies against the United States dollar can increase the costs of production at New Gold’s mines, making those mines less profitable;

48 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD • exposure to currency risk: New Gold is exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the United States dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt; and • translation exposure: New Gold’s functional and reporting currency is United States dollars. Certain of the Company’s operations have assets and liabilities denominated in currencies other than the United States dollar, with translation foreign exchange gains and losses included in these balances in the determination of profit or loss. Therefore, exchange rate movements in the Canadian dollar and, to a lesser extent, Mexican peso can have a significant impact on the Company’s consolidated operating results. As a result, fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity. GLOBAL ECONOMIC CONDITIONS Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads. Additionally, if a public health crisis, such as an epidemic or pandemic related to the coronavirus (COVID-19) or another virus, terrorist activity, armed conflict, political instability or natural disasters occur in Canada, the U.S. or other locations, such events could cause general economic conditions to deteriorate, cause supply chain shortages or otherwise negatively impact our operations. Difficult, or worsening, general economic conditions could have a material adverse effect on our business, financial condition, and operating results. Such disruptions could make it more difficult for us to obtain financing for our operations, or increase the cost of such financing, among other things. If are not able to raise capital when we need it, or to access capital on reasonable terms, it could have a material adverse effect on our business, operations, financial performance or financial condition. These and other related factors can lead to lower longer term asset values, which can result in impairment losses. GLOBAL FINANCIAL CONDITIONS Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business. DEBT AND LIQUIDITY RISK As at December 31, 2021, the Company had long-term debt comprised of two series of notes in an aggregate principal amount of $500 million. In addition, the Company has a $400 million Credit Facility. The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

49 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD In the future, the Company may not continue to generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and New Gold’s borrowing cost would likely increase as a result. If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition. The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2027 Notes and 2025 Notes (each as defined below) require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in the future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, or a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2027 Notes and/or the 2025 Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be. TAXATION New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets. Additionally, the Company may structure certain transactions so as to make use of beneficial taxation laws, such as through the use of flow through shares; however, there can be no assurances that such benefits will be realized by the Company. RISKS RELATED TO FURTHER PROCESSING The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements and impurities that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. Assay results of gold, copper and

50 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD deleterious elements may vary in different samples and this may negatively affect the amount the Company receives for a shipment of concentrate, particularly if native copper particles are not adequately sampled in supergene ore from the New Afton Mine. In addition, treatment and refining charges are subject to fluctuations, which could negatively impact the Company’s revenue or expenses. In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred. The Company is exposed to risks related to the loss of Unrefined Product during their loading, transportation and storage as well as the cost and availability of transportation and storage arrangements for its Unrefined Products. The Company may not be able to meet all of its transportation obligations or make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company has a limited number of transportation and storage options for its Unrefined Product and should any of such options become unavailable, it could cause significant delays and otherwise impact the Company’s operations, profitability and ability to meet its contractual obligations. In November 2021, due to the torrential rainfall in British Columbia which led to severe flooding and mudslides, a number of the major highways, bridges, roads and similar infrastructure used to transport Unrefined Product produced at the New Afton Mine in northern British Columbia to Vancouver and other areas in southern British Columbia were flooded, taken out or otherwise became inaccessible. The British Columbia government declared a provincial state of emergency and it was highly uncertain at the time how long such state of emergency would last and when the transportation routes and similar infrastructure would become accessible. As a result, the Company had to consider alternative and, in some instances, significantly less efficient and more costly transportation routes to transport its Unrefined Product. While local British Columbia authorities have continued to support ongoing response, recovery and remediation efforts caused by the severe weather, flooding and landslides, the provincial state of emergency expired on January 18, 2022. Given the anticipated effects of climate change, it is anticipated that extreme weather events, such as those that occurred in November 2021, will become more common and severe (see “Climate Change Risks” below). There can be no assurance that the Company will be able to continue to transport and store or sell and process its Unrefined Product on reasonable commercial terms or at all. AVAILABILITY AND PRICE OF INPUTS Disruptions in the supply of products or services required for the Company’s activities, whether on account of the Company’s suppliers or other factors outside of the Company’s control, could also adversely affect the Company’s operations, financial condition and results of operations. The profitability of the Company’s business and its ability to continue operations is affected by the market prices and availability or shortages of commodities or labour which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel, electricity, steel, concrete, construction material, grinding media, equipment spare parts, explosives and sodium cyanide. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majeure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect results of operations. Given that the supply of inputs required for the Company’s operations is dependent on the supply chain and transportation routes remaining open and viable, if such routes became unavailable or unpassable, such as occurred after the severe flooding and mudslides in northern British Columbia in November 2021, this could materially disrupt the Company’s operations and adversely impact the price of inputs and the Company’s results of operations and financial condition. Mining operations and facilities are intensive users of electricity and carbon-based fuels. The Company is subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products, which are subject to carbon taxes. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions and applicable regulatory regimes. The prices of various

51 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its results of operations and financial condition. The Company’s costs are affected by the prices and availability of commodities, services and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs can change significantly over short periods of time and are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control, including on account of pandemics or similar public health threats. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect the Company’s results of operations and financial condition. INFRASTRUCTURE Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. COMMUNITY RELATIONS, LICENSE TO OPERATE AND REPUTATION The Company’s relationship with the host communities and host governments where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or New Gold’s operations or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss, including reputation loss by other mining companies operating in jurisdictions where New Gold operates may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While New Gold is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. CLIMATE CHANGE RISKS Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, energy disruptions, precipitation levels and other weather events; (ii) changes to laws and regulations, including disclosure requirements, related to climate change; and (iii) changes in the price or availability of goods and services required by our business. Climate change may lead to more extremes in temperatures, energy disruptions, precipitation levels and other weather events, and cause both direct and indirect impacts on the Company’s business and operations. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel, cost increases and production disruptions. Extreme high or low temperatures could also impact the surrounding areas and communities leading to more difficult living conditions and

52 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD potentially resulting in labour shortages or disruptions, particularly given that a number of Company employees who work at the sites come from such surrounding areas and communities. Energy disruptions could affect operations at the Company’s sites, including the ability to operate essential machinery, technology and other equipment, and lead to production interruptions. When considering the impact to surrounding areas, energy disruptions could cause area-wide blackouts and brownouts making it difficult for those employees working from home or otherwise working remotely to continue working. There could also be a need for IT back-up systems to be in multiple locations to create redundancy in the event of widespread power outages, which would in turn result in increased costs. Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in recent years, which could cause production disruptions or damage site infrastructure. Low precipitation and the increased risk of forest fires impacts not only the Company’s sites, but the surrounding areas and communities as well. Both the New Afton Mine and Rainy River Mine have mutual aid agreements in place and during the 2021 forest fire season, New Afton’s Fire and Mine Rescue team was called to assist and was able to respond to several fires including those at Lytton Creek, Duffy Lake, Red Lake, Sicamous and Logan Lake. Increases in precipitation levels could also lead to water management challenges, including challenging our ability to hold or treat and discharge water in the amounts required. In the surrounding areas, increases in precipitation levels could lead to a number of day-to day challenges and cause transportation delays and other disruptions. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations, disrupt production, increase costs and damage site infrastructure. Such extreme weather events can also lead to community evacuations, temporary labour shortages, delays in receiving critical supplies and shipping finished products, some of which were experienced in late 2021 during the torrential rainfall which led to severe flooding and mudslides and caused numerous transportation and supply chain routes to be inaccessible in northern British Columbia close to where the New Afton Mine is located. As a result, the Company may not be able to produce or deliver in line with customer demands and may see unplanned costs increases. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate. The Company may also need to allocate more time and money to health and safety training and emergency response planning to ensure employees are adequately prepared for extreme weather caused by climate change. Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments and other stakeholders are seeking enhanced disclosure and are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to greenhouse gas emission levels and energy efficiency are becoming more stringent. Some of the transition and compliance costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. For example, the Company’s operations have paid Canadian Federal and Provincial carbon taxes since 2019 and will continue to do so. Additionally, the Company is heavily reliant on diesel fuel to power vehicles and equipment. If diesel prices increase due to more stringent fossil fuel regulation or taxation, the cost of doing business could increase as well. Transitioning away from diesel-powered vehicles and equipment and integrating new technology can be costly, especially for operations that are nearing the end of the mine lifecycle. Given that the Company’s operations are energy intensive and result in a carbon footprint (directly and indirectly) through the use of fossil-fuel based electricity, current and emerging regulations and policies relating to greenhouse gas emission levels, energy efficiency and reporting of climate related risks can directly impact the Company. There is significant uncertainty associated with the technology and regulatory changes necessary to transition to a decarbonized economy and the costs to comply are difficult to predict. The speed and disruptive nature of those changes, the policy and regulatory shifts to respond to those changes and the associated costs, may impact the Company’s business model, financial performance and operational results. If the

53 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Company is unable to effectively manage the transition, it could incur additional costs, delay the ability to meet investor, customer and regulatory requirements, and negatively impact the Company’s reputation. Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners, smelters and other customers. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may result in limited availability or higher prices for these goods and services, which could result in higher costs or production disruptions. In following TCFD guidance on risk management integration and disclosure, in late 2021, the Company undertook a climate risk assessment using scenario analysis. The goal of that assessment was to explore and identify physical and transitional risks associated with different climate scenarios, consider opportunities to reduce risk through climate mitigation and adaptation and identify areas for additional investigation and analysis. While significant effort was made, there is the possibility that not all physical and transitional risks that could directly and indirectly impact the Company were identified. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. GEOTECHNICAL RISKS There are geotechnical challenges associated with the development and operation of open pit and underground mines. Exposure to geotechnical instability may result from ground and subsurface conditions, larger pits and deeper underground developments. No assurances can be given that adverse geotechnical conditions, such as pit and tailings facility wall failures, underground cave-ins, fracturing, convergence, subsidence and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond the Company’s control, such as severe weather, higher than average rainfall and seismic events. Geotechnical failures can result in limited access to mine sites, suspension or operations, production delays, government investigations, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact the Company’s results of operations and financial position. LABOUR AND EMPLOYMENT MATTERS Production at the Company’s mines and projects is dependent on the efforts of the Company’s employees and contractors and their ability to complete required tasks. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. The conduct of the Company’s operations is dependent on access to skilled labour. Access to skilled labour may prove particularly challenging where mining operations are conducted in remote locations. Shortages or high turnover of suitably qualified personnel and fraud, theft or other failures of such personnel to comply with the Company’s Code of Business Conduct and Ethics could have a material adverse effect on the Company’s business, reputation and results of operations. Relations between the Company and its employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in the jurisdictions where the Company carries on business or on account of proposed employee unionization. New Gold had approximately 33 employees that belong to a union at the Cerro San Pedro Mine, which transitioned to reclamation in December 2018. In addition, the Company engages contractors who may have unionized employees. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between the Company and its employees, or between the Company’s

54 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD contractors and their respective employees, may have a material adverse effect on the Company’s business, results of operations and financial condition. LITIGATION AND DISPUTE RESOLUTION From time to time, New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process or legal proceedings. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, land use, contractor engagements, volatility in the stock price or alleged failures to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the C-Zone development, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition. TITLE RISKS The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to, or defect in, the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations. COMPETITION New Gold faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations and financial condition could be materially adversely affected. RETENTION OF KEY PERSONNEL The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate calibre as the business develops. New Gold’s success is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management, and the loss of one or more of such persons could have a material adverse effect on the Company. The Company does not maintain any key man insurance with respect to any of its officers or directors.

55 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD HEDGING From time to time, the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products. There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, certain hedging strategies may also prevent New Gold from benefiting fully from a positive price change. COUNTERPARTY RISK Counterparty risk is the risk to the Company that a party to a contract will default on its contractual obligations to the Company. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. Although the Company makes efforts to limit its counterparty risk, the Company cannot effectively operate its business without relying, to a certain extent, on the performance of third party service providers. INVESTMENT RISK Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). The Company has equity investments in other public mining companies not controlled by New Gold, such as Artemis Gold, Talisker Resources Ltd., Northern Superior Resources Inc., Angus Gold Inc. and Burin Gold Corp., which have early stage exploration, development and/or greenfield properties. These investments may fluctuate in value and the Company may incur losses in respect of such investments. Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments and by taking security for financial obligations where appropriate. DISCLOSURE AND INTERNAL CONTROLS The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”). The Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

56 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. The Company may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure. No evaluation can provide complete assurance that the Company’s financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. CONFLICTS OF INTEREST Certain of New Gold’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. In particular, situations may arise in connection with potential investments or material transactions where the other interests of the Company’s directors conflict with the interests of New Gold. For example, Ms. Schonberner recused herself from particpating in discussion of, and voting on, the sale to Wheaton Precious Metals Corp. of the 8% gold stream on the Artemis Gold Blackwater Project due to her position as a director of both Wheaton Precious Metals Corp. and the Company. The Company has implemented governance measures to address conflicts of interest; however, any such conflicts of interest may result in lost opportunities for the Company. Any conflict of interest involving the Company’s directors and officers could result in a material adverse effect on the Company’s business. CORRUPTION AND BRIBERY LAWS The Company’s operations are governed by, and involve interactions with, many levels of government in numerous jurisdictions. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the jurisdictions in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations not only by its employees, but also by its contractors and third party agents. Although the Company has adopted steps to mitigate such risks, such measures may not always be effective in ensuring that the Company, its employees, contractors and third party agents will comply strictly with such laws. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

57 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD ACQUISITION AND INTEGRATION RISKS As part of its business strategy, New Gold has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business. Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. FOREIGN OPERATIONS The Company’s mining operations and projects are currently in Canada. The Company owns a mine in Mexico that transitioned to reclamation in 2018. The Company may acquire or invest in mining operations or properties in foreign jurisdictions in the future. As a result of its activities in multiple jurisdictions, the Company is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to: fluctuations in currency exchange rates; high rates of inflation; labour unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain necessary governmental licenses and permits; illegal mining; corruption; higher rates of criminality; unstable or unreliable legal systems; changes in the taxation or royalty regimes; arbitrary changes in laws or policies; restrictions on foreign exchange and repatriation; limitations on exports and imports; changing political conditions, social unrest, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction; and other risks arising out of foreign sovereignty issues. Changes, if any, in mining or investment laws or policies or shifts in political attitudes in these countries could adversely affect the Company’s operations or profitability. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect

58 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD on the Company’s operations or profitability. Furthermore, in the event of a dispute arising from the Company’s activities, it may be subject to the exclusive jurisdiction of courts outside of Canada and the United States or may not be successful in subjecting persons to the jurisdiction of courts in Canada and the United States, either of which could unexpectedly and adversely affect the outcome of a dispute. INFORMATION SYSTEMS SECURITY THREATS New Gold has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, phishing schemes, computer viruses, vandalism, fraud and theft. While the Company has certain preventative measures in place, there can be no assurances that the Company will not be subject to wire payment fraud, misappropriation of funds, erroneous payments or other human or technological errors resulting in loss of funds that cannot fully be redeemed. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive interventions and expenditures to mitigate the risks of failures and other IT system disruptions. Any of these and other events could result in information systems failures, delays, increases in capital expenses and/or otherwise negatively impact the Company’s ability to operate. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although the Company has not experienced any material losses relating to cyber attacks or other information security breaches to date, there can be no assurance that New Gold will not incur such losses or be subject to such breaches in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. NOTES 7.50% SENIOR NOTES DUE 2027 In June 2020, the Company issued an aggregate principal amount of $400 million 7.50% senior notes maturing on June 24, 2027 (“2027 Notes”). The 2027 Notes were issued pursuant to an indenture dated June 24, 2020, between the Company and Computershare Trust Company, N.A., as trustee (“2027 Note Indenture”). The 2027 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge. Interest on the 2027 Notes is payable in arrears in equal semi-annual installments on January 15 and July 15 each year. On or after June 24, 2023, the Company has the option to redeem the 2027 Notes at a price ranging from 103.75% to 100% of face value, with the rate decreasing based on the length of time the 2027 Notes are outstanding, and before June 24, 2023, the Company may redeem the 2027 Notes at 100% of face value plus a “make whole” premium. The 2027 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2027 Notes will have the right to cause the Company to repurchase some or all of its 2027 Notes at 101% of their

59 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. In addition, the 2027 Note Indenture requires the Company to comply with certain reporting and other covenants. 6.375% SENIOR NOTES DUE 2025 In May 2017, the Company issued an aggregate principal amount of $300 million 6.375% senior notes maturing on May 15, 2025 (“2025 Notes”). The 2025 Notes were issued pursuant to an indenture dated May 18, 2017, between the Company and Computershare Trust Company, N.A., as trustee (“2025 Note Indenture”). The 2025 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge. Interest on the 2025 Notes is payable in arrears in equal semi-annual installments on May 15 and November 15 each year. The Company has the option to redeem the 2025 Notes at a price ranging from 104.781% to 100% of face value, with the rate decreasing based on the length of time the 2025 Notes are outstanding. The 2025 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2025 Notes will have the right to cause the Company to repurchase some or all of its 2025 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. In addition, the 2025 Note Indenture requires the Company to comply with certain reporting and other covenants. DIVIDENDS To date, New Gold has not paid dividends on its Common Shares. The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its Common Shares. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. Further, pursuant to debt instruments of the Company in place from time to time, the Company may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends. DESCRIPTION OF CAPITAL STRUCTURE COMMON SHARES The Company is authorized to issue an unlimited number of Common Shares without par value, of which 681,347,898 Common Shares were issued and outstanding at the close of business March 25, 2022. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

60 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD The Company also has options and notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2021 for additional information regarding the Company’s convertible securities. RATINGS Below are the ratings for New Gold’s corporate debt as at March 25, 2022: • Standard & Poor’s Ratings Services: B (Recovery Rating: 3) • Moody’s Investors Service: B2 (SGL-2) Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not assurances of credit quality or exact measures of the likelihood of default. The information concerning the Company’s credit ratings relates to New Gold’s financing costs, liquidity and operations. The availability of funding options may be affected by certain factors, including the global capital market environment and outlook as well as the Company’s financial performance. New Gold’s ability to access capital markets at competitive rates is dependent on its credit rating and rating outlook, as determined by credit rating agencies such as Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”). If the Company’s ratings were downgraded, financing costs and future debt issuances could be unfavorably impacted. S&P credit ratings are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward looking opinion about credit risk and assesses the credit quality of the individual debt issue and the relative likelihood that the issuer may default. B rating is ranked seventh out of S&P’s twelve major rating categories. According to the S&P rating system, an obligor of debt securities rated B has the capacity to meet its financial commitment on the debt security, however, adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. In addition, S&P uses a scale of 1+ to 6 for recovery ratings, which represent the range, from high to low, of the percentage of principal and unpaid accrued interest that an investor may expect to receive in the case of default. A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories, and indicates S&P’s expectation of meaningful (50% -70%) recovery in a default scenario. Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality, with a rating of B being the sixth highest of nine major categories. The generic rating classifications from Aa through Caa may be modified by the numerical modifiers 1, 2 and 3. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, obligations rated B2 are considered speculative and subject to high credit risk. In addition, Moody’s uses a speculative-grade loss (“SGL”) assessment scale of 1 to 4, which represents Moody’s opinion about issuers' relative abilities' to generate cash from internal resources and external sources of committed financing in relation to their cash obligations over the coming 12 months. A SGL-2 ranks second out of Moody’s four SGL assessment categories. Issuers rated SGL-2 possess good liquidity. They are likely to meet their obligations over the coming twelve months through internal resources but may rely on external sources of committed financing. The

61 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD issuer's ability to access committed sources of financing is highly likely based on Moody's evaluation of near-term covenant compliance. The credit ratings for New Gold’s corporate debt are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or hold securities since such ratings do not comment as to market price or suitability for a particular investor. New Gold has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to New Gold’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”. MARKET FOR SECURITIES TRADING PRICE AND VOLUME Common Shares The Common Shares of the Company are listed and posted for trading on the TSX and NYSE American in each case under the symbol “NGD”. The following table contains information relating to the trading of the Common Shares in Canadian dollars on the TSX for the months indicated. 2021 High (C$) Low (C$) Volume January 3.05 2.29 49,199,675 February 2.69 1.90 52,754,728 March 2.36 1.89 53,522,560 April 2.37 1.97 32,333,535 May 2.59 2.05 30,412,269 June 2.68 2.13 30,062,374 July 2.30 1.90 19,345,988 August 2.16 1.30 36,104,664 September 1.66 1.29 35,651,908 October 1.84 1.34 29,310,724 November 2.27 1.71 52,095,365 December 1.97 1.64 33,064,656 The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2021, the last trading day prior to year-end, was C$1.89 and on March 25, 2022 was C$2.32. DIRECTORS AND OFFICERS The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 25, 2022 are set out below. In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their biographies.

62 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD As at March 25, 2022, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,675,818 common shares of the Company, representing approximately 0.2% of its issued and outstanding shares. The term of each director of the Company expires at the annual general meeting of shareholders, where they can be nominated for re-election. The Company’s officers hold their respective offices at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees. RENAUD ADAMS Ontario, Canada Director since: September 12, 2018 Non-Independent Director President and Chief Executive Officer Securities on March 25, 2022 Common Shares: 937,348 PSUs: 1,904,469 RSUs: 543,002 Renaud Adams has over 25 years of experience in the mining industry. He was the President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the sale of the company to Alamos Gold in November 2017. During Mr. Adams’ time at Richmont Mines, production at the company’s principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was the Chief Operating Officer at Primero Mining Corporation, and prior to that he was with IAMGOLD Corporation from 2007 to 2011 as the General Manager of the Rosebel mine in Suriname and then the Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams is also the non-executive Chairman of the Board of Directors at Omai Gold Mines. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada. Mr. Adams’ principal occupation is as the President and Chief Executive Officer of the Company. GEOFF CHATER British Columbia, Canada Director since: May 4, 2021 Independent Director Securities on March 25, 2022 DSUs: 54,794 Geoff Chater is a geologist with over 30 years of experience in the mineral exploration and mining industries operating in North America, South America, Europe, and Africa. Mr. Chater was Chief Executive Officer of Luna Gold Ltd. from 2014 to 2015 and President of Valley High Ventures from 2010 to 2011. From 1999 to 2008, Mr. Chater was Manager of Corporate Relations for First Quantum Minerals Ltd. During the last 10 years, Mr. Chater has been a capital markets consultant focused on corporate strategy, business development, financing, and communications. Mr. Chater has served as a Director of several public companies including Nevsun Resources, Mason Resources, Reservoir Minerals, and Valley High Ventures. Mr. Chater is a graduate of Texas Christian University with a Bachelor of Science degree in Geology. Mr. Chater’s principal occupation is as a corporate director. At New Gold, Mr. Chater is a member of the Audit Committee and the Technical and Sustainability Committee.

63 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD NICHOLAS CHIREKOS Colorado, United States Director since: May 27, 2019 Independent Director Securities on March 25, 2022 DSUs: 230,233 Nicholas Chirekos was appointed to the Board on May 27, 2019 and has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee. Mr. Chirekos is also a director of Peabody Energy Corporation and a member of the Reiman School of Finance Advisory Board at the University of Denver’s Daniels College of Business. He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University. At New Gold, Mr. Chirekos is Chair of the Corporate Governance and Nominating Committee and a member of the Human Resources and Compensation Committee. Mr. Chirekos’ principal occupation is as a corporate director. GILLIAN DAVIDSON Edinburgh, United Kingdom Director since: April 25, 2018 Independent Director Securities on March 25, 2022 DSUs: 393,222 Gillian Davidson has 20 years of experience as an internal and external advisor to companies and other organizations regarding sustainability, social license and community relations. Most recently, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum from 2014 to 2017, where she led global and regional engagement and multi-stakeholder initiatives to advance responsible and sustainable mining. From 2008 to 2014, she was Director of Social Responsibility at Teck Resources Limited, supporting social and environmental commitments and performance across the mining lifecycle. Before joining Teck, Dr. Davidson held roles related to community development, environment and natural resources as a consultant and in government. Dr. Davidson presently serves as a director on the boards of Lundin Gold Inc. and Central Asia Metal Limited and in the capacity of Chair of Sustainability Committee on both such boards. She served as a director of Lydian International Limited until March 2020. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasgow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumna of the Governor General of Canada’s Leadership Conference. Dr. Davidson is the chair of International Women in Mining. At New Gold, Dr. Davidson is Chair of the Technical and Sustainability Committee and a member of the Corporate Governance and Nominating Committee. Dr. Davidson’s principal occupation is as a consultant.

64 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD JAMES GOWANS British Columbia, Canada Director since: July 9, 2018 Independent Director Securities on March 25, 2022 Common Shares: 30,000 DSUs: 360,875 James Gowans has more than 30 years of experience in mineral exploration, mine feasibility studies, mine construction and commissioning and the development of best practices in mine safety, operations and economic performance improvement. From January 2016 to August 2018, he was the President and Chief Executive Officer of Arizona Mining Inc. Previously, he was with Barrick Gold Corporation as Senior Advisor to the Chairman from August to December 2015, Co-President from July 2014 to August 2015, and Executive Vice President and Chief Operating Officer from January to July 2014. From 2011 to 2014, Mr. Gowans was the Managing Director of Debswana Diamond Company (Pty) Ltd., and prior to that he held executive positions at various companies including De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc. Mr. Gowans previously served as the President of the Canadian Institute of Mining, Metallurgy and Petroleum, the Chair of the Board of the Mining Association of Canada, and a director of the Conference Board of Canada. He currently serves on the boards of directors of Cameco Ltd., Trilogy Metals Inc. and Marathon Gold Corporation. Mr. Gowans is a Professional Engineer, holds a Bachelor of Applied Science degree in mineral engineering from the University of British Columbia, and attended the Banff School of Advanced Management. At New Gold, Mr. Gowans is a member of the Technical and Sustainability Committee. Mr. Gowans’s principal occupation is as a corporate director. THOMAS MCCULLEY Colorado, United States Director since: May 4, 2021 Independent Director Securities on March 25, 2022 DSUs: 73,059 Thomas McCulley has 30 years of experience in project execution and operations leadership in the mining and construction industries, including extensive experience in the setup and leadership of industry leading global assurance programs. Mr. McCulley has experience in all phases of a mining project lifecycle, from scoping studies through commissioning and start-up and operations, including investment evaluations. Mr. McCulley is currently the CEO of Anglo American’s Quellaveco Project and Senior Vice President of Projects for Anglo American plc, positions he has held since 2018 and 2015, respectively. From 2000 to 2015, he served in several senior roles at Newmont Mining Corporation, including as Vice President of Investment Assurance from 2011 to 2015. Mr. McCulley holds a Bachelor of Science (Accounting) from Mount Saint Mary’s University. At New Gold, Mr. McCulley is a member of the Human Resources and Compensation Committee and the Technical and Sustainability Committee MARGARET MULLIGAN Ontario, Canada Director since: April 25, 2018 Independent Director Securities on March 25, 2022 DSUs: 389,170 Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007, she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the board of Canadian Western Bank. At New

65 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Gold, Ms. Mulligan is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. Ms. Mulligan’s principal occupation is as a corporate director. IAN PEARCE Ontario, Canada Director since: April 27, 2016 Independent Director Securities on March 25, 2022 Common Shares: 27,200 DSUs: 586,177 Ian Pearce has over 35 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of MineSense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process, and as a Senior Advisor at KoBold Metals, a company that deploys digital tools to discover new cobalt deposits. He is a director of Northland Power Inc., Metso Outotec Corporation and NextSource Materials Inc.. He previously served as the Chair of the Board of Nevsun Resources Ltd and as a director of Nexa Resources S.A.. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. At New Gold, Mr. Pearce is the Chair of the Board. Mr. Pearce’s principal occupation is as a corporate director. MARILYN SCHONBERNER Alberta, Canada Director since: June 26, 2017 Independent Director Securities on March 25, 2022 DSUs: 379,055 Marilyn Schonberner has over 35 years of international experience in the energy and mining sectors. She retired in 2016 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and she is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. At New Gold, Ms. Schonberner is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Her principal occupation is as a corporate director.

66 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD ROBERT CHAUSSE Ontario, Canada Executive Vice President and Chief Financial Officer Securities on March 25, 2021 Common Shares: 603,803 PSUs: 791,098 RSUs: 230,495 Robert Chausse has an extensive background of more than 25 years of international finance and mining experience. Most recently, he was Chief Financial Officer of Richmont Mines Inc., prior to which he was Chief Financial Officer at Stornoway Diamonds. From 2013 to 2015, Mr. Chausse was Executive Vice President and Chief Financial Officer of AuRico Gold, and from 2009 to 2013, he served as Vice President of Finance, Operations and Projects for Kinross Gold. He also served as Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009 and held increasingly senior positions with Barrick Gold from 1998 to 2006. Mr. Chausse received his Chartered Accountant designation in 1990. SEAN KEATING Ontario, Canada Vice President, General Counsel and Corporate Secretary Securities on March 25, 2022 Common Shares: 25,003 PSUs: 295,401 RSUs: 96,338 Sean Keating has over 15 years’ experience in corporate and securities law and mergers and acquisitions, primarily in the mining industry. Mr. Keating joined New Gold in 2016 and was Assistant General Counsel prior to his appointment as Vice President, General Counsel and Corporate Secretary in November 2019. Prior to joining New Gold, Mr. Keating was corporate counsel to Barrick Gold Corporation from 2010 to 2015 where he was involved in mergers and acquisitions, financings, commercial transactions, corporate governance, regulatory compliance and capital project development. From 2005 to 2010, Mr. Keating practiced law at Torys LLP in the capital markets and mergers and acquisitions groups. Mr. Keating holds a J.D. and M.B.A. from the University of Toronto and a B.Sc. (Chemistry) from St. Francis Xavier University. ANKIT SHAH Ontario, Canada Vice President, Strategy and Business Development Securities on March 25, 2022 Common Shares: 33,361 PSUs: 354,805 RSUs: 120,822 Ankit Shah is a mining finance executive with over 15 years of experience in strategy, corporate development, capital allocation and investor relations, primarily within the mining industry. Mr. Shah joined New Gold in 2010 with the primary focus of working with the corporate development and investor relations teams. Since that time, Mr. Shah has taken on progressively more responsibility for many facets of the business, including working with both the operations and exploration groups of the company. Prior to joining New Gold, Mr. Shah worked for both Ernst & Young and KPMG within their Assurance and Financial Advisory practices. Mr. Shah is both a Chartered Accountant and Chartered Professional Accountant. ERIC VINET Quebec, Canada Senior Vice President, Operations Securities on March 25, 2022 Common Shares: 19,103 PSUs: 454,265 RSUs: 136,086 Eric Vinet has over 30 years of experience in the mining industry and brings with him a wealth of knowledge in numerous areas of mining production, including with various types of deposits: precious metals (Au, Ag), base metals (Cu, Zn, Ni), as well as with both underground and open pit mining operations. Mr. Vinet has been involved at various stages of mine construction and optimization, general site layout, and water and tailings facilities. Underground project experience includes backfill/pastefill systems, alimak/raisebore, ventilation, production methods and others to optimize the operations. He was General Manager for Semafo at the Mana Gold mine in Burkina Faso and also at the Samira Hill mine in Niger, both open pit mines. His open pit experience includes supervisory roles at the Jeffrey mine and at McWatters Mines Inc., both in Canada. Prior to this, he held a similar role with Scorpio Mining at the Nuestra Senora mine in Mexico, an underground

67 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD mining operation. Additional underground mining experience includes: Aur Resources (Mine Louvicourt) Quebec - Project Engineer and Supervisory roles; Kahama Mining (Bulyanhulu Mine) Tanzania - Underground Production Supervisor; Canmet Laboratory - Research Engineer; Campbell Resources Inc., Chibougamau Quebec– Superintendent; Breakwater Resources (El Mochito mine), Honduras - Mine Manager; and Les Mines Sigma ltd, Val D’or Quebec - Project Engineer and Supervisory roles with narrow vein mining. Mr. Vinet graduated from École Polytechnique de Montreal with a Bachelor's degree in Mining Engineering in 1989. STANDING COMMITTEES OF THE BOARD There are currently four standing committees of the board of directors: the Audit Committee, the Human Resources and Compensation Committee; the Corporate Governance and Nominating Committee, and the Technical and Sustainability Committee. The following table identifies the members of each of these committees and indicates whether each committee member is considered independent or non-independent: Board Committee Committee Members Status Audit Committee Marilyn Schonberner (Chair) Independent Geoff Chater Independent Margaret Mulligan Independent Human Resources and Compensation Committee Margaret Mulligan (Chair) Independent Nicholas Chirekos Independent Thomas McCulley Independent Corporate Governance and Nominating Committee Nicholas Chirekos (Chair) Gillian Davidson Marilyn Schonberner Independent Independent Independent Technical and Sustainability Committee Gillian Davidson (Chair) Independent James Gowans Independent Geoff Chater Independent Thomas McCulley Independent CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Other than as stated below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, (i) is, or within ten years prior to the date of

68 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD this Annual Information Form has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Mr. Gowans was a director of Gedex Systems Inc. (“Gedex”), a company based in Mississauga, Ontario, until November 2018. On August 9, 2019, Gedex filed a notice of application in the Ontario Superior Court of Justice (the “Court”) under the Companies’ Creditors Arrangement Act (“CCAA”) requesting an order approving a sale and investor solicitation process (“SISP”) in respect of the property, assets and undertakings of Gedex. The notice of application also sought an order appointing Zeifman Partners Inc. (“Zeifman”) as monitor in the proceedings (in such capacity, the “Monitor”). On August 12, 2019, the Court made an order authorizing and approving, among other things, the commencement of the SISP and a stay of proceedings until September 11, 2019. On the same date, the Court made an additional order granting Gedex protection from its creditors pursuant to section 58 of the CCAA and appointing Zeifman as the Monitor of Gedex. On August 28, 2019, the first report of the Monitor was issued and, on September 3, 2019, the Court issued a further order granting, among other things, an extension of the stay period until December 10, 2019. On December 5, 2019, the Court certified that all matters to be attended to in connection with these CCAA proceedings have been completed and Zeifman filed its discharge notice on December 23, 2019, terminating the CCAA proceedings. No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. CONFLICTS OF INTEREST Certain directors and officers of the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest. AUDIT COMMITTEE Audit Committee Charter The Company’s Audit Committee Charter is set out in full in Schedule A. Composition of the Audit Committee The following directors are members of the Audit Committee as at March 25, 2022: Marilyn Schonberner (Chair) Independent (1) Financially literate (2) Geoff Chater Independent (1) Financially literate (2) Margaret Mulligan Independent (1) Financially literate (2) (1) A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

69 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD (2) An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Relevant Education and Experience The education and experience of each Audit Committee member relevant to the performance of his responsibilities as a member of the Audit Committee is described in their respective biographies set out under the heading “Directors and Officers” on page 58. Pre-Approval Policies and Procedures The Audit Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Audit Committee has delegated to the Chair the authority to pre-approve proposals for non- audit related services to be provided by the Company’s auditors up to a value of C$25,000 per engagement up to a maximum of C$75,000 in a calendar year, and to report any such approvals to the Audit Committee as a whole at the next Audit Committee meeting. The Chair of the Audit Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee or the Chair of the Audit Committee. None of the audit-related services described below were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Auditors and External Auditor Service Fees (by category) Deloitte LLP is the independent registered public accounting firm that has been appointed as the external auditor of New Gold and is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows: Financial Years Ending December 31 Audit Fees (1) Audit Related Fees (2) Tax Fees (3) All Other Fees 2021 C$1,236,107 C$29,565 C$40,234 C$ - 2020 C$1,193,818 C$245,353 C$31,614 C$ - (1) The aggregate fees billed for the performance of the audit or review of the Company’s financial statements. (2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”. Included in 2021 and 2020 are securities and audit related fees related to the Blackwater Project Carve-out Financial Statements, the fees of which were reimbursed by Artemis Gold to the Company. Included in 2020 were also fees relating to the debt offering of the Company. (3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

70 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD LEGAL PROCEEDINGS AND REGULATORY ACTIONS The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. As of the date hereof, except as disclosed below, there are no outstanding material proceedings to which the Company is a party. In March of 2020, the Company received a statement of claim filed with the Ontario Superior Court of Justice by Shahin Elfving, Jack Morrison and Linda Morrison (the “Plaintiffs”). The Plaintiffs assert various contractual, misrepresentation, unjust enrichment and other claims relating to royalty interests on certain properties at the Rainy River Mine and seek various forms of relief, including an unspecified amount of damages and declaratory relief, including among others things, a declaration that: (a) the original option agreement lapsed or is invalid; (b) amendments to the option agreement are invalid; and (c) they are entitled to a 10% net proceeds of production royalty. The Company believes the claims are without merit and intends to vigorously defend itself. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS Since January 1, 2021, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company. TRANSFER AGENT AND REGISTRAR The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1. MATERIAL CONTRACTS Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below: • Indenture dated as of June 24, 2020 between New Gold Inc., the Guarantors (Minera San Xavier S.A. de C.V. and New Gold CSP Ltd.) and Computershare Trust Company, N.A. (as trustee) relating to the 7.50% Senior Notes due 2027. See “Notes” on page 55 for more information. • Indenture dated as of May 18, 2017 between New Gold Inc., the Guarantors (Minera San Xavier S.A. de C.V., New Gold Mesquite Inc., New Gold CSP Ltd., New Gold Finance Inc., Western Goldfields (USA) Inc., New Gold Netherlands Cooperatie U.A., Peak Gold Asia Pacific Pty Ltd., Peak Gold Mines Pty Ltd. and Western Mesquite Mines, Inc.), and Computershare Trust Company, N.A. (as trustee) relating to the 6.375% Senior Notes due 2025. See “Notes” on page 55 for more information. • Third Amended and Restated Credit Agreement dated as of December 22, 2021 between New Gold Inc. (as borrower) and The Bank of Nova Scotia and RBC Capital Markets (as co-lead arrangers and joint book runners) and The Bank of Nova Scotia (as administrative agent) and Royal Bank of Canada (as syndication gent), Bank of America, N.A., Canada Branch, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce (as Co- Documentation Agents) and The Bank of Nova Scotia, Royal Bank of Canada, Bank of America, N.A., The Toronto-

71 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Dominion Bank, Canadian Imperial Bank of Commerce, Bank of Montreal, and National Bank of Canada (as lenders) described under the heading “General Development of the Business – Developments – Financial” on page 10. • New Afton PA dated February 24, 2020 between New Gold Inc. and 2742150 Ontario Limited, an affiliate of Ontario Teachers’ described under the heading “General Development of the Business – Developments – Mines and Projects – New Afton Mine” on page 10. • Asset Purchase Agreement dated June 9, 2020 between New Gold Inc., BW Gold Ltd. and Artemis Gold Inc. described under the heading “General Development of the Business – Developments – Mines and Projects – Blackwater Project” on page 10. TECHNICAL REPORTS Below are the titles, authors and dates of the most recent technical reports (the “Technical Reports”) for each of New Gold’s material properties (as described under “Description of the Business” on page 9), which are all filed in accordance with NI 43-101 and available under the Company’s profile on SEDAR at www.sedar.com. • The most recent technical report on the Rainy River Mine that is filed on SEDAR at www.sedar.com is titled “NI 43- 101 Technical Report for the Rainy River Mine, Ontario, Canada” with an effective date of March 28, 2022 by Mr. E. Lecomte, P.Eng., for InnovExplo Mining Consultants, Mr. A. Croal, P.Eng., Director of Technical Services for Rainy River Mine, New Gold Inc., Mr. F. McCann, P.Eng., for AMC Mining Consultants (Canada) Ltd., Mr. M. Della Libera, P. Geo., Director of Exploration for Rainy River Mine, New Gold Inc., Ms. D. Nussipakynova, P.Geo., for AMC Mining Consultants (Canada) Ltd., Mr. K. Bocking, P.Eng., for Golder Associates Ltd., Mr. E. Saunders, P.Eng., for SRK Consulting (Canada) Inc., Mr. A. Zerwer, P.Eng., for BGC Engineering Inc., Mr. M. Taghimohammadi, P.Eng., Senior Processing Manager for Rainy River Mine, New Gold Inc., Mr. S. Yirdaw, P.Eng., Senior Environmental Engineer for Rainy River Mine, New Gold Inc., Mr. J. Taylor, P.Eng., for Halyard Inc., and Mr. C. Gagnon, P.Eng., for CGMexpert (the “Rainy River Mine Technical Report”) • The most recent technical report on the New Afton Mine that is filed on SEDAR at www.sedar.com is titled “Technical Report on the New Afton Mine, British Columbia, Canada” dated February 28, 2020 by Normand L. Lecuyer, P.Eng., David W. Rennie, P.Eng., Holger Krutzelmann, P. Eng., and Luis Vasquez, M.Sc., P.Eng., for Roscoe Postle Associates Inc. (the “New Afton Mine Technical Report”) To New Gold’s knowledge, the authors of the technical reports listed above held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the applicable Technical Report or received any securities in connection with the preparation of such report.

A-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD SCHEDULE A AUDIT COMMITTEE CHARTER Purpose and Authority The overall purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of New Gold Inc. (the “Company”) is to assist the Board in fulfilling its oversight responsibilities with respect to accounting, auditing, financial reporting and internal control processes by, among other things: (i) ensuring the integrity of the financial statements and financial reporting of the Company, (ii) overseeing compliance with related legal and regulatory requirements, (iii) ensuring the overall adequacy and maintenance of the systems of internal controls and disclosure controls and procedures that management has established, and (iv) maintaining overall responsibility for the Company’s external and internal audit processes, including the external auditor’s qualifications, independence and performance. The Committee shall have access to such officers and employees of the Company, its external auditor and its legal counsel and to all such information respecting the Company as the Committee considers to be necessary or desirable in order to perform its duties and responsibilities. In addition, the Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors retained by the Committee and to the external auditor engaged by the Company for the purpose of rendering or issuing an audit report or performing any other audit, review or attestation services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall be accountable to the Board. In the course of fulfilling its responsibilities, the Committee shall maintain open communication between the Company’s external auditor and the Board and shall have direct access to the external and internal auditors. The Committee has the duty to provide oversight to the Company’s financial disclosures and compliance with applicable laws and generally accepted accounting principles and fairly present the financial position and associated risks of the organization. The Committee should, where it deems appropriate, review compliance with laws and regulations and the Company’s own policies. The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable. Composition, Procedures and Organization a. The Committee shall consist of at least three members of the Board, all of whom meet the independence, financial literacy and experience requirements of (i) National Instrument 52-110 – Audit Committees (“NI 52-110”), U.S. Sarbanes-Oxley Act of 2002 and Rule 10A-3under the Securities Exchange Act of 1934, (ii) the Toronto Stock Exchange, the NYSE American and any other exchange upon which the securities of the Company may be listed, to the extent required by the rules of such exchange, and (iii) any other applicable laws and any requirements of applicable regulatory or professional bodies. Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the related notes, in accordance with International Financial Reporting Standards (“IFRS”) and at least one member of the Committee shall qualify and be designated as the “audit committee financial expert” as determined in the judgment of the Board with reference to applicable laws and stock exchange requirements. b. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any

A-2 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD time add, remove or replace any member of the Committee and may fill any vacancy in the Committee. A member will automatically cease to be on the Committee upon ceasing to be a director. c. The Board will appoint one member of the Committee to act as the chair (the “Chair”) of the Committee. In his or her absence, the Committee may appoint another person to act as Chair of a meeting of the Committee provided a quorum is present. d. The Chair will appoint a secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting. e. A majority of members of the Committee, present in person or by telephone or other electronic communications device that permits all persons participating in the meeting to speak and to hear each other, will constitute a quorum for a meeting of the Committee. Meetings The Committee shall meet regularly and at least on a quarterly basis and otherwise as necessary. The Committee shall hold in camera sessions without the presence of management at each meeting (unless the members of the Committee determine that such a session is not required). The Chair or any two members of the Committee may call a meeting of the Committee. At the request of the external auditor, the internal auditor, the Chair of the Board, the President and Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) of the Company, the Chair of the Committee will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the CFO, will ensure that the agenda and meeting materials are distributed in a timely manner. The CEO and the CFO will receive notice of and, unless otherwise determined by the Chair, shall attend all meetings of the Committee. The external auditor of the Company must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee, and must appear before the Committee when requested to do so by the Committee and after being given reasonable notice to do so. Duties and Responsibilities The Committee shall take charge of all responsibilities imparted on an audit committee of a public company, as they may apply from time to time to the Company, under the Business Corporations Act (British Columbia), NI 52-110, the U.S. Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and applicable stock exchange requirements, and pursuant to any other applicable laws and any other requirements of applicable regulatory and professional bodies. The duties and responsibilities of the Committee include the following: Financial Reporting and Disclosure a. Review and discuss with management and the external auditor at the completion of the annual examination: i. the Company’s audited financial statements and related notes; ii. the external auditor’s audit of, and report on, the financial statements their report; iii. any significant changes required in the external auditor’s audit plan; iv. any serious difficulties or disputes with management encountered during the course of the audit; and

A-3 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD v. other matters related to the conduct of the audit which are to be communicated to the Committee under IFRS. b. Review and discuss with management and the external auditor during and at the completion of any review engagement or other examination, the Company’s quarterly financial statements. c. Review and discuss with management, prior to their public disclosure, the annual reports, quarterly reports, Management’s Discussion and Analyses (“MD&A”), earnings press releases and any other material disclosure documents containing or incorporating by reference audited or unaudited financial information of the Company and, if thought advisable, provide its recommendations on such documents to the Board. d. Review and discuss with management any guidance being provided to shareholders on the expected earnings (including any future-oriented financial information or financial outlooks) of the Company and, if thought advisable, provide its recommendations on such documents to the Board. e. Inquire of the auditors regarding the quality and acceptability of the Company’s accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates. f. Review the Company’s compliance with any policies and reports received from regulators. Discuss with management and the external auditor the effect on the Company’s financial statements of significant regulatory initiatives. g. Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee. h. Ensure that management has proper and adequate systems and procedures in place for the preparation and review of the Company’s financial statements, financial reports and other financial information, including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Committee shall periodically assess the adequacy of such procedures. i. Review with the Company’s counsel, management and the external auditor any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company’s financial statements or related compliance policies. j. Based on discussions with the external auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the public filing of the audited annual and unaudited quarterly financial statements and MD&A and the inclusion of the audited financial statements in the Company’s Annual Report, in accordance with applicable laws. External Auditor a. Be responsible for overseeing and recommending to the Board (subject to the approval of the shareholders, where required) the appointment of the Company’s external auditor and for the compensation, retention and oversight of the work of the external auditor engaged by the Company. The external auditor shall report directly to the Committee. The Committee shall be responsible for resolving disagreements, if any, between management and the external auditor regarding financial reporting. b. Consider, in consultation with the external auditor, the audit scope and plan of the external auditor and the related engagement letter and recommend approval of same to the Board.

A-4 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD c. Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor. d. Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include: i. ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with IFRS, and determining that they satisfy the requirements of all applicable laws; ii. considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor; and iii. approving in advance any audit or permissible non-audit related services provided by the external auditor to the Company with a view to ensuring the independence of the external auditor, and in accordance with any applicable requirements of regulatory or professional bodies, including the requirements of all applicable securities laws with respect to approval of non-audit related services performed by the external auditor. Non-audit services of up to US$25,000 (and up to a cumulative amount of US$75,000 in a calendar year) may be pre- approved by the Chair of the Committee and ratified at the next Committee meeting. e. Approve the lead audit partner for the Company’s external auditor, confirm that such lead partner has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable laws and requirements of regulatory and professional bodies. f. Periodically review the performance of the Company’s external auditor and provide feedback to the extent deemed appropriate. g. Review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former external auditors of the Company. Internal Controls and Audit a. Review and assess the adequacy and effectiveness of the Company’s systems of internal controls, disclosure controls and procedures and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to identify and assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected and mitigated. b. Assess the requirement for the appointment of an internal auditor for the Company and, if the appointment of an internal auditor is deemed appropriate, be responsible for (i) approving the appointment and removal of such internal auditor, and (ii) if deemed appropriate, establishing a position description for such internal auditor. c. Review and approve the annual internal audit plan, and review on a periodic basis progress in executing the plan, significant changes to the plan, significant internal audit findings (including related to the adequacy of internal controls over financial reporting) and any significant internal fraud risks. d. Review disclosures made to the Committee by the CEO and CFO during their certification process required under applicable securities laws. Review any material weaknesses or significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and

A-5 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls. Financial Risk Management a. Oversee, monitor and ensure that the principal areas of risk associated with the Company’s accounting, auditing, financial reporting and internal control processes are identified and that plans and processes are in place to manage or mitigate these risks. b. Review and report to the Board regarding the structure and adequacy of the Company’s insurance programs and related policies, having regard to the Company’s business and insurable risks. General a. Unless otherwise delegated to another committee by the Board, conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of “related party transactions” as such term is defined in applicable securities laws, and establish appropriate procedures to receive material information about and prior notice of any such transaction. b. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, including under the Company’s Whistleblower Policy. c. Conduct or authorize investigations into any matter within the scope of this Charter, including any complaints or concerns raised under the Company’s Whistleblower Policy. The Committee may request that any officer or employee of the Company, its external legal counsel or its external auditor attend a meeting of the Committee or meet with any member(s) of the Committee. d. Oversee cyber security and information technology infrastructure and programs. e. Review the qualifications of the senior accounting and financial personnel. f. Provide oversight of the Company’s policies, procedures and practices with respect to the maintenance of the books, records and accounts, and the filing of reports, by the Company with respect to third party payments in compliance with all applicable anti-bribery or anti-corruption laws, including the Foreign Corrupt Practices Act (United States), Corruption of Foreign Public Officials Act (Canada), the Extractive Sector Transparency Measures Act (Canada) and similar laws. g. Perform any other activities consistent with this Charter, the Company’s Articles and governing law as the Committee or the Board deems necessary or appropriate. Oversight Function While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Committee and the Chair and any members of the Committee identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are not specifically accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any

A-6 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. Chair of the Committee The duties of the Chair of the Committee are set out in the Board Mandate. In addition to those duties, the Chair of the Committee will: a. address, or cause to be addressed, all concerns communicated to him or her under the Company’s Whistleblower Policy or Code of Business Conduct and Ethics. Review This Charter will be reviewed annually by the Committee in consultation with the Corporate Governance and Nominating Committee and any recommended changes will be submitted to the Board for approval. Last updated, reviewed and approved by the Board on November 24, 2021.

B-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD SCHEDULE B DEFINITIONS Unless otherwise defined, technical terms used in this Annual Information Form have the following meanings. CIM Standards definitions are marked with an asterisk (*). Term Definition assay Analysis to determine the amount or proportion of the element of interest contained within a sample. atomic absorption (AA) A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state. ball mill A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder. batholith A very large igneous intrusion extending deep in the earth's crust. block cave Used to mine massive, steeply-dipping ore bodies. An undercut with haulage access is driven under the ore body, with "drawbells" excavated between the top of the haulage level and the bottom of the undercut. The drawbells serve as a place for caving rock to fall into. The ore body is drilled and blasted above the undercut, and the ore is removed via the haulage access. block model A three-dimensional model that forms the basic framework of a Mineral Resource estimate. bornite A brittle reddish-brown crystalline mineral with an iridescent purple tarnish, consisting of a sulphide of copper and iron. breccia A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners. bullion Gold or silver in bulk before coining, or valued by weight. by-product A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process. calc-alkalic Rocks are rich in alkaline earths (magnesia and calcium oxide) and alkali metals and make up a major part of the crust of the earth's continents. Cenozoic The current and most recent of the three Phanerozoic geological eras, following the Mesozoic Era and covering the period from about 65 million years ago to the present. chalcocite A dark gray mineral that is an important ore of copper. chalcopyrite A copper mineral composed of copper, iron and sulphur. It tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold. concentrate A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

B-2 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition core Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined. Cretaceous A geologic period and system from circa 145 to 66 million years ago. The Cretaceous follows the Jurassic period and is followed by the Paleogene period of the Cenozoic era. It is the last period of the Mesozoic Era, and, spanning 80 million years, the longest period of the Phanerozoic Eon. crushing Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad. crust The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle. cyanidation A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. decline A downward inclined underground tunnel. deformation Change in the form or in the dimensions of a body produced by stress. Devonian A geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 419 million years ago, to the beginning of the Carboniferous Period, about 359 million years ago. dilution The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade. doré Unrefined gold and silver bullion bars, which will be further refined to almost pure metal. electrowinning Recovery of a metal from a solution by means of electro-chemical processes. fault A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture. Feasibility Study A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study. felsic Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminium, sodium, and potassium. fire assay Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis. flotation A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.

B-3 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition formation Unit of sedimentary rock of characteristic composition or genesis. geophysical survey Exploration activity mapping an area showing the physics of the earth. grade The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals. grinding (milling) Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing. hectares A metric unit of area measuring 100 metres by 100 metres. hedging Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change. Indicated Mineral Resource* The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. Inferred Mineral Resource* The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. infill The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data. intrusive Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface. low-grade Descriptive of ores relatively poor in the metal they are mined for; lean ore. mafic A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks. Measured Mineral Resource* The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or

B-4 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. mill A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling). mineral claim / property / concession Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining. Mineral Reserve* The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Resource* A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. Modifying Factors Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. open pit mine A mine where materials are removed entirely from a working that is open to the surface. ore Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit. Paleozoic An era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles. porphyry A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass. Pre-Feasibility Study A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is

B-5 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study. Probable Mineral Reserve* The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Proven Mineral Reserve* The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. pyrite A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.” pyroclastic Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Qualified Person* An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining. quality assurance and quality control (QA/QC) The process of measuring and assuring product quality to meet consumer expectations. reclamation The restoration of a site after mining or exploration activity is completed. reclamation and closure costs The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine. recovered grade Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing. recovery A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

B-6 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition refining The final stage of metal production in which impurities are removed from the molten metal. reverse circulation A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed. run-of-mine (ROM) Ore in its natural, unprocessed state; pertaining to ore just as it is mined. sample A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying. scoping study A technical and economic study conducted to investigate the approximate economics and viability of various development options for the mining and treatment of a mineral deposit. sedimentary rocks Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone. semi-autogenous (SAG) mill A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground with the action of large lumps of rock and steel balls. shear zone A geological term used to describe a geological area in which shearing has occurred on a large scale. stock A magma that has intruded into pre-existing rock in a columnar shape, typically a kilometre or more in diameter. stockpile Broken ore heaped on the surface, pending treatment or shipment. tailings The material that remains after all metals considered economic have been removed from ore during milling. tailings facility A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore. ton Unit of weight equaling 2,000 pounds. Called a "short ton." tonne Metric unit of mass equaling 1,000 kilograms or 2,204.6 pounds. Called a "long ton." tuff Rock composed of fine volcanic ash. vein A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source. volcanics A general collective term for extrusive igneous and pyroclastic material and rocks.

C-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD SCHEDULE C ABBREVIATIONS AND MEASUREMENT CONVERSION Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings: µ Micron AA Atomic Absorption Ag Silver Au Gold µg Microgram cm Centimeter Cu Copper ft Foot g Gram G Giga (billion) HQ Diamond drill core measuring 2.5 inches in diameter (6.35 centimetres) ICP Induction Coupled Plasmaspectrometry in Inch K Kilo (thousand) km Kilometer km2 Kilometres squared L Litre lb Pound m Metre m2 Metres squared M Mega (million) mm Millimeter NQ Diamond drill core measuring 1.78 inches in diameter (4.5 centimetres) NSR Net smelter return oz Troy ounce/ounce (31.1035g) PQ Diamond drill core measuring 3.35 inches in diameter (8.5 centimetres) RC Reverse circulation s Second st Short ton (one short ton equals 0.907 metric tonnes) t Metric tonne (one metric tonne equals 1.102 short tons) tpa Metric tonne per year tpd Metric tonne per day W Watt yd Yard Zn Zinc

C-2 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD The following table lists Imperial measurements and their equivalent value under the Metric system: Imperial Converts to Metric 1 in = 2.54 cm 1 ft (12 in) = 0.3048 m 1 yd (3ft) = 0.9144 m 1 mile (1760 yd) = 1.6093 km 1 square in (in2) = 6.4516 cm2 1 square ft (ft2) = 0.0929 m2 1 square yd (yd2) = 0.8361 m2 1 acre (4840 yd2) = 4046.9 m2 1 square mile (640 acres) = 2.59 km2 short ton = 0.907 metric tonnes newgold

SCHEDULE D
EXCHANGE RATE AND METAL PRICE INFORMATION

Exchange Rate

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2021, 2020 and 2019 as quoted by the Bank of Canada, were as follows:

	2021	2020	2019
High	$1.2942	$1.4496	$1.3600
Low	$1.2040	$1.2718	$1.2988
Average	$1.2535	$1.3415	$1.3269
Closing	$1.2678	$1.2732	$1.2988

On March 25, 2022, the average exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.2502.

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2021, 2020 and 2019, as quoted by the London Bullion Market Association ("**LBMA**"), were as follows:

	2021	2020	2019
High	$1,943	$2,067	$1,546
Low	$1,684	$1,474	$1,269
Average	$1,799	$1,770	$1,392
Closing	$1,806	$1,888	$1,514

On March 25, 2022, the closing afternoon LBMA gold price per troy ounce, as quoted by the LBMA, was $1,953.80.

Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2021, 2020 and 2019, as quoted by the London Metal Exchange, were as follows:

On March 25, 2022, the closing official cash settlement copper price per pound, as quoted by the London Metal Exchange, was $4.66.

	2021	2020	2019
High	$4.86	$3.61	$2.98
Low	$3.52	$2.09	$2.51
Average	$4.23	$2.80	$2.72
Closing	$4.40	$3.51	$2.79

D-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD